Consolidated Financial Statements
(In US dollars)

HUDBAY MINERALS INC.

Years ended December 31, 2016 and 2015

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Hudbay Minerals Inc. (“Hudbay” or the “Company”) is responsible for establishing and maintaining internal control over financial reporting (“ICFR”).

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, Hudbay’s management assessed the effectiveness of the Company’s ICFR as at December 31, 2016 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Hudbay’s ICFR was effective as of December 31, 2016.

The effectiveness of the Company’s ICFR as at December 31, 2016 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2016.

Alan Hair	David Bryson
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada
February 22, 2017

Deloitte LLP
Bay Adelaide East
22 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada
Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Hudbay Minerals Inc.

We have audited the accompanying consolidated financial statements of Hudbay Minerals Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, and the consolidated income statements, consolidated statements of comprehensive (loss) income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hudbay Minerals Inc. and subsidiaries as at December 31, 2016 and December 31, 2015, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants
Licensed Public Accountants
February 22, 2017

Deloitte LLP
Bay Adelaide East
22 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada
Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Hudbay Minerals Inc.

We have audited the internal control over financial reporting of Hudbay Minerals Inc. and subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated February 22, 2017 expressed an unmodified / unqualified opinion on those financial statements.

Chartered Professional Accountants
Licensed Public Accountants
February 22, 2017

HUDBAY MINERALS INC.
Consolidated Balance Sheets
(in thousands of US dollars)

		Dec. 31,	Dec. 31,
	Note	2016	2015

Assets
Current assets
Cash and cash equivalents	9	$146,864	$53,852
Trade and other receivables	10	152,567	228,678
Inventories	11	112,464	120,186
Prepaid expenses	12	3,992	8,979
Other financial assets	13	3,397	16,512
Taxes receivable		17,319	6,971
		436,603	435,178
Receivables	10	32,648	26,223
Inventories	11	4,537	5,649
Other financial assets	13	30,848	72,730
Intangible assets - computer software	14	6,614	8,859
Property, plant and equipment	15	3,865,823	3,890,276
Deferred tax assets	23b	79,483	40,670
		$4,456,556	$4,479,585

Liabilities
Current liabilities
Trade and other payables	16	$169,662	$187,185
Taxes payable		4,419	4,393
Other liabilities	17	42,207	37,667
Other financial liabilities		16,667	10,195
Long-term debt	18	16,490	69,875
Deferred revenue	19	65,619	68,250
		315,064	377,565
Other financial liabilities		38,103	27,635
Long-term debt	18	1,215,674	1,205,005
Deferred revenue	19	472,233	529,010
Provisions	20	179,702	143,596
Pension obligations	21	28,379	34,260
Other employee benefits	22	89,273	80,695
Deferred tax liabilities	23b	354,916	294,529
		2,693,344	2,692,295

Equity
Share capital	24b	1,588,319	1,576,600
Reserves		(42,040)	(45,003)
Retained earnings		216,933	255,693
		1,763,212	1,787,290

		$4,456,556	$4,479,585
Capital commitments (note 29).

HUDBAY MINERALS INC.
Consolidated Statements of Cash Flows
(in thousands of US dollars)

		Year ended
		December 31,
		2016	2015
			Restated
	Note		(note 4)
Cash generated from (used in) operating activities:
Loss for the year		$(35,193)	$(331,428)
Tax expense (recovery)	23a	40,798	(67,613)
Items not affecting cash:
Depreciation and amortization	7b	299,134	217,617
Share-based payment expense (recovery)	7c	9,887	(319)
Net finance expense	7f	164,279	73,468
Change in fair value of derivatives		(1,238)	636
Change in deferred revenue related to stream	19	(65,762)	(51,860)
Change in taxes receivable/payable, net		(3,666)	(14,077)
Unrealized loss (gain) on warrants	7f	2,111	(11,400)
Pension past service costs		-	17,064
(Gain) loss on available-for-sale investments	7f	(373)	4,863
Asset and goodwill impairment losses	7g	-	433,382
Gain on disposition of subsidiary	7h	-	(37,026)
Pension and other employee benefit payments, net of accruals		(11,120)	(1,813)
Other and foreign exchange		2,625	2,150
Taxes paid		(13,614)	(1,823)
Operating cash flow before change in non-cash working capital		387,868	231,821
Change in non-cash working capital	31a	87,206	(46,156)
		475,074	185,665
Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(192,822)	(490,664)
Acquisition of investments		(359)	-
Acquisition of subsidiary, net cash paid	6	-	(11,756)
Net cash received on disposition of subsidiaries		-	2,027
Release of (addition to) restricted cash		45,913	(22,811)
Net Peruvian sales tax refunded on capital expenditures		-	42,041
Net interest received (paid)		212	(4,381)
		(147,056)	(485,544)
Cash generated from (used in) financing activities:
Long-term debt borrowing, net of transaction costs paid		62,247	319,569
Principal repayments	18	(176,490)	(30,827)
Net refinancing of senior unsecured notes		21,194	-
Interest paid		(126,520)	(108,647)
Proceeds from exercise of stock options		-	809
Financing costs		(21,763)	(2,540)
Payment of finance lease		(2,897)	-
Net proceeds from issuance of equity	24b	11,719	13,199
Dividends paid	24b	(3,567)	(3,604)
		(236,077)	187,959
Effect of movement in exchange rates on cash and cash equivalents		1,071	(12,896)
Net increase (decrease) in cash and cash equivalents		93,012	(124,816)
Cash and cash equivalents, beginning of year		53,852	178,668
Cash and cash equivalents, end of year		$146,864	$53,852
For supplemental information, see note 31.

HUDBAY MINERALS INC.
Consolidated Income Statements
(in thousands of US dollars, except share and per share amounts)

		Year ended
		December 31,
	Note	2016	2015
Revenue	7a	$1,128,678	$886,051

Cost of sales
Mine operating costs		607,170	550,695
Depreciation and amortization	7b	298,630	216,992
		905,800	767,687
Gross profit		222,878	118,364
Selling and administrative expenses		37,774	30,937
Exploration and evaluation expenses		4,742	9,426
Other operating expenses	7e	10,586	10,075
Asset and goodwill impairment loss	7g	-	433,382
Gain on disposal of subsidiary	7h	-	(37,026)
Results from operating activities		169,776	(328,430)
Finance income	7f	(2,792)	(3,995)
Finance expenses	7f	167,071	77,463
Other finance gain	7f	(108)	(2,857)
Net finance expense		164,171	70,611
Profit (loss) before tax		5,605	(399,041)
Tax expense (recovery)	23a	40,798	(67,613)

Loss for the year		$(35,193)	$(331,428)

Loss per share - basic and diluted		$(0.15)	$(1.41)

Weighted average number of common shares outstanding:	26
Basic		235,807,509	234,675,080
Diluted		235,807,509	234,675,080

HUDBAY MINERALS INC.
Consolidated Statements of Comprehensive (Loss) Income
(in thousands of US dollars)

	Year ended
	December 31,
	2016	2015
Loss for the year	$(35,193)	$(331,428)

Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss
Recognized directly in equity:
Net exchange gain (loss) on translation of foreign operations	8,301	(60,648)
Change in fair value of available-for-sale financial investments	3,598	(5,287)
Effect of foreign exchange on available-for-sale financial investments	53	(1,172)
	11,952	(67,107)

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial (loss) gain	(11,252)	59,266
Tax effect	2,198	(1,053)
	(9,054)	58,213

Transferred to income statements:
Impairment of available-for-sale investments	1,102	4,863
Sale of available-for-sale investments	(1,037)	-
Tax effect	-	7
	65	4,870

Other comprehensive income (loss), net of tax, for the year	2,963	(4,024)

Total comprehensive loss for the year	$(32,230)	$(335,452)

HUDBAY MINERALS INC.
Consolidated Statements of Changes in Equity
(in thousands of US dollars)

			Foreign currency
		Other capital	translation	Available-for-sale	Remeasurement	Retained
	Share capital	reserves	reserve	reserve	reserve	earnings	Total equity

Balance, January 1, 2015	$1,562,249	$25,900	$46,751	$2,898	$(119,465)	$590,725	$2,109,058
Loss	-	-	-	-	-	(331,428)	(331,428)
Other comprehensive (loss) income	-	-	(60,648)	(1,589)	58,213	-	(4,024)
Total comprehensive (loss) income	-	-	(60,648)	(1,589)	58,213	(331,428)	(335,452)
Contributions by and distributions to owners:
Stock options exercised	1,152	(343)	-	-	-	-	809
Equity issuance (note 24b)	13,199	-	-	-	-	-	13,199
Reclassification of Augusta warrants	-	3,280	-	-	-	-	3,280
Dividends (note 24b)	-	-	-	-	-	(3,604)	(3,604)
Total contributions by and distributions to owners	14,351	2,937	-	-	-	(3,604)	13,684

Balance, December 31, 2015	$1,576,600	$28,837	$(13,897)	$1,309	$(61,252)	$255,693	$1,787,290

Loss	-	-	-	-	-	(35,193)	(35,193)
Other comprehensive income (loss)	-	-	8,301	3,716	(9,054)	-	2,963
Total comprehensive income (loss)	-	-	8,301	3,716	(9,054)	(35,193)	(32,230)
Contributions by and distributions to owners:
Equity issuance (note 24b)	11,814	-	-	-	-	-	11,814
Share issue costs, net of tax (note 24b)	(95)	-	-	-	-	-	(95)
Dividends (note 24b)	-	-	-	-	-	(3,567)	(3,567)
Total contributions by and distributions to owners	11,719	-	-	-	-	(3,567)	8,152

Balance, December 31, 2016	$1,588,319	$28,837	$(5,596)	$5,025	$(70,306)	$216,933	$1,763,212

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

1.	Reporting entity

On January 1, 2017, HudBay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. (“HMI” or the “Company”). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The consolidated financial statements of the Company for the years ended December 31, 2016 and 2015 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Wholly owned subsidiaries as at December 31, 2016, include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Corporation (formerly Augusta Resource Corporation, “Augusta” or “Hudbay Arizona”) and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). The Group also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

2.	Basis of preparation

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective for the year ended December 31, 2016.

The Board of Directors approved these consolidated financial statements on February 22, 2017.

(b)	Functional and presentation currency:

The Group's consolidated financial statements are presented in US dollars, which is the Company’s and all material subsidiaries' functional currency, except for HBMS, HBED and HMS, which have a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated balance sheets:

−	Derivatives, embedded derivatives, other financial instruments at fair value through profit or loss ("FVTPL") and available-for-sale financial assets are measured at fair value;
−	Liabilities for cash-settled share-based payment arrangements are measured at fair value; and

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

−

A defined benefit liability is recognized as the net total of the plan assets, unrecognized past service costs and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

(d)	Use of judgements and estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Group to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The Group reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that the Group believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively in the period in which the estimates are revised and in any future periods affected.

The following are significant judgements and estimates impacting the consolidated financial statements:

−

Mineral reserves and resources (notes 3i, 3m and 3o) - the group estimates mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long term commodity prices and foreign exchange rates. There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond the Group’s control. The estimates are based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body and interpreting this data requires complex geological judgements. Changes in assumptions, including economic assumptions such as metals prices and market conditions, could have a material effect on the financial position and results of operations.

Changes in the mineral reserve or resource estimates may affect:

−	the carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment;
−	depreciation expense for assets depreciated either on a unit-of-production basis or on a straight line basis where useful lives are restricted by the life of the related mine or plan;
−	the provision for decommissioning, restoration and similar liabilities; and
−	the carrying value of deferred tax assets.

−

Property plant and equipment (notes 3i and 15) - the carrying amounts of property, plant and equipment and exploration and evaluation assets on the Group’s consolidated balance sheets are significant and reflect multiple estimates and applications of judgement. Management exercises judgement in determining whether the costs related to exploration and evaluation are eligible for capitalization and whether they are likely to be recoverable by future exploration, which may be based on assumptions about future events and circumstances. Judgement and estimates are used when determining whether exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment. For mines in the production stage, management applies judgement to determine development costs to be capitalized based on the extent they are incurred in order to access reserves mineable over more than one year. In doing this, estimates such as number of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

For depreciable property, plant and equipment assets, management makes estimates to determine depreciation. For assets depreciated using the straight line method, residual value and useful lives of the assets or components are estimated. A significant estimate is required to determine the total production basis for units-of-production depreciation. The most currently available reserve and resource report is utilized in determining the basis which has material impacts on the amount of depreciation recorded through inventories and the consolidated income statements. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Group makes estimates of the proportion of stripping activity which relates to extracting current ore and the proportion which relates to obtaining access to ore reserves which will be mined in the future.

−

Acquisition method accounting (notes 3a and 6) - during the acquisition of New Britannia Mine and Mill, judgement was required to determine if the acquisition represented a business combination or an asset purchase. More specifically, management concluded that the New Britannia Mine and Mill did not represent a business, as the assets acquired were not an integrated set of activities with inputs, processes and outputs. Since it was concluded that the acquisition represented the purchase of assets, there was no goodwill generated on the transaction and acquisition costs were capitalized to the assets purchased rather than expensed.

−

Valuation of an acquired asset (note 6) - as the Group concluded that the acquisition of New Britannia Mine and Mill was an asset acquisition, an allocation of the purchase price to the individual identifiable assets acquired, including intangible assets, and liabilities assumed based on their relative fair values at the date of purchase was required. The fair values of the net assets acquired were calculated using significant estimates and judgements. If estimates or judgements differed, this could result in a materially different allocation of net assets on the consolidated balance sheets.

−

Valuation and classification of the Peru sales tax receivable (note 10) - there is significant judgement involved when determining recoverability and timing of receipt of funds with governments of emerging markets. Based on a history of receipts from the government and positive audit compliance, management determined that the classification and the recoverability of the amounts recorded were reasonable. A change in government policies or fiscal stability may lead to a change in the recorded amount and may result in a re-classification of a greater portion of the receivable from current to non-current.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

−

Impairment of non-financial assets (notes 3h, 3j and 8) - there are significant estimates involved in the determination of the recoverable amount of cash generating units (“CGU”). Recoverable amounts are calculated using discounted after-tax cash flows based on cash flow projections and assumptions in the Group’s most current life of mine (“LOM”) plans. LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of key assumptions which include discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs, future foreign exchange rates and the value of mineral resources not included in the Constancia LOM plan. Expected future cash flows used to determine the recoverable amount during impairment testing are inherently uncertain and could materially change over time. Should management’s estimate of the future not reflect actual events, impairments may be identified, which could have a material effect on the Group’s consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked.

−

Tax provisions (notes 3o and 23) - management makes estimates in determining the measurement and recognition of deferred tax assets and liabilities recorded on the consolidated balance sheets. The measurement of deferred tax assets and deferred tax liabilities is based on tax rates that are expected to apply in the period that the asset is realized or liability is settled based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected. At the end of each reporting period, management reassesses the period that assets are expected to be realized or liabilities are settled and the likelihood of taxable income in future periods in order to support and adjust the deferred tax assets and deferred tax liabilities recognized on the consolidated balance sheets.

−

Timing of commercial production (note 3i) - during the year ended December 31, 2015, the Group determined that the Constancia project met the criteria required to be considered a commercial production mine. Judgement was applied to ascertain the point in time when the group of mine assets associated with each project were capable of being used in the manner intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades and recoveries were assessed over a period of three months for Constancia to make this determination. Given the planned ramp-up of operations at Constancia, a factor of 60% of planned output and design capacity measures were utilized in determining the appropriate timing. A change in judgement regarding timing of commercial production could have material impacts on the amount of revenues and depreciation recorded in the consolidated income statements and the valuation of property, plant and equipment in the consolidated balance sheets.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

−

Functional currency (note 3b) - judgement was required in determining that the US dollar is the appropriate functional currency of certain entities of Hudbay. This was determined by assessing the currency which influences sales prices for concentrate and metals sales, labour and input costs, as well as the currency in which Hudbay finances its operations. The US dollar functional currency determination results in foreign exchange gains and losses being recorded on the consolidated income statements pertaining to the revaluation of non-US monetary assets and liabilities, most notably, the Canadian denominated trade receivables, cash, working capital and intercompany balances. If judgement was altered and a different functional currency was selected for certain entities of Hudbay, this could result in material differences in the amounts recorded in the consolidated income statements pertaining to foreign exchange gains or losses.

−

Assaying utilized to determine revenue and recoverability of inventories (notes 3c and 3f) - assaying of contained metal is a key estimate in determining the amount of revenues recorded in the consolidated income statements. The estimate is finalized after final surveying is completed, which may extend to six months in certain transactions. Since assays are utilized to determine the value of recorded revenues, significant differences in given assays may result in a material misstatement of revenues on the consolidated income statements. Assay survey results are also a factor utilized to determine if inventories on hand have a net realizable value that exceeds cost. Material differences in assay results may lead to misstatements of inventory balances in the consolidated balance sheets.

−

Decommissioning and restoration obligations (notes 3m and 20) - significant judgement and estimates are utilized in the determination of the decommissioning and restoration provisions in the consolidated balance sheets. Judgement is involved in determining the timing and extent of cash outflows required to satisfy constructive obligations based on the timing of site closures in the LOM plans, expected unit costs to determine cash obligations to remediate disturbances and regulatory and constructive requirements to determine the extent of the remediation required. The timing of cash outflows and discount rates associated with discounting the provision are also key estimates. Changes in these estimates may result in a change in classification of the provision between non-current and current as well as material differences in the total provision recorded in the consolidated balance sheets.

−

Accounting for stream transactions (note 19) - significant judgement was required in determining the appropriate accounting for the Silver Wheaton Corp. (“Silver Wheaton”) stream transactions that were entered into. The upfront cash deposit received from Silver Wheaton on the stream transactions have been accounted for as deferred revenue as management has determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver credits) rather than cash or financial assets. It is management’s intention to settle the obligations under the stream transactions through its own production and if this is not possible, this would lead to the stream transactions becoming a derivative since a cash settlement payment may be required. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through the income statement on a recurring basis.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

−

Pensions and other employee benefits (notes 3l, 21 and 22) - the Group’s post retirement obligations relate mainly to ongoing health care benefit plans. The Group estimates obligations related to the pension and other employee benefits plans using actuarial determinations that incorporate assumptions using management’s best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. Management reviews all assumptions at each reporting date. In determining the appropriate discount rate, the Group considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate based on publicly available mortality tables for the specific country, and the Group bases future salary increases and pension increases on expected future inflation rates for the respective country.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Group entities.

(a)	Basis of consolidation:

Intercompany balances and transactions are eliminated upon consolidation. When a Group entity transacts with an associate or jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the relevant associate or joint venture. The accounting policies of Group entities are changed when necessary to align them with the policies adopted by the Company.

Subsidiaries

A subsidiary is an entity controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Business combinations and goodwill

When the Group makes an acquisition, it first determines whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. Management applies judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

The Group applies the acquisition method of accounting to business combinations, whereby the goodwill is measured at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree. When the excess is negative, a bargain purchase gain is recognized immediately in the consolidated income statements. The assessment of fair values on acquisition includes those mineral reserves and resources that are able to be reliably measured. In determining these fair values, management must also apply judgement in areas including future cash flows, metal prices, exchange rates and appropriate discount rates. Changes in such estimates and assumptions could result in significant differences in the amount of goodwill recognized.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

The consideration transferred is the aggregate of the fair values at the date of acquisition of the sum of the assets transferred, the liabilities incurred or assumed, and the equity instruments issued by the acquirer in exchange for control of the acquiree. Acquisition-related costs are recognized in the consolidated income statements as incurred, unless they relate to issue of debt or equity securities.

Where applicable, the consideration transferred includes any asset or liability resulting from a contingent consideration arrangement and measured at its acquisition date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRS. Changes in the fair value of contingent consideration classified as equity are not recognized.

Where a business combination is achieved in stages, the Group's previously held interests in the acquired entity are remeasured to fair value at the acquisition date, which is the date the Group attains control, and any resulting gain or loss is recognized in the consolidated income statements. Amounts previously recognized in other comprehensive income (“OCI”) related to interests in the acquiree prior to the acquisition date are reclassified to the consolidated income statements, where such treatment would be appropriate if that interest were disposed of.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s CGUs that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is allocated to the lowest level at which it is monitored for internal management purposes and is not larger than an operating segment before aggregation. Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the determination of any gain or loss on disposal.

Goodwill is not amortized and is tested for impairment annually and whenever there is an indication of impairment. If any such indication exists, the recoverable amount of the CGU is estimated in order to determine the extent of the impairment, if any. The recoverable amount is determined as the higher of fair value less direct costs to sell and the CGU’s value in use. An impairment loss in respect of goodwill is not reversed.

Fair value for mineral interests and related goodwill is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development.

The weighted average cost of capital of the Group or comparable market participants is used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate and the specific risks related to the development of the project.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Where the asset does not generate cash flows that are independent of other assets, the Group estimates the recoverable amount of the CGU to which the asset belongs. If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated income statements.

(b)	Translation of foreign currencies:

Management determines the functional currency of each Group entity as the currency of the primary economic environment in which the entity operates.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates in effect at the transaction dates.

At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the noon exchange rate. Non-monetary assets and liabilities measured at fair value are translated using the exchange rates at the date when fair value was determined. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using exchange rates that were in effect at the transaction dates. The same translations are applied when an entity prepares its financial statements from books and records maintained in a currency other than its functional currency, except revenue and expenses may be translated at monthly average exchange rates that approximate those in effect at the transaction dates.

Foreign currency gains and losses arising on period-end revaluations are recognized in the consolidated income statements, except for differences arising on translation of available-for-sale equity instruments, a financial liability designated as a hedge of a net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in OCI.

Foreign operations

For the purpose of the consolidated financial statements, assets and liabilities of Group entities that have functional currencies other than the US dollar are translated to US dollars at the reporting date using the noon exchange rate. Revenue and expenses are translated at monthly average exchange rates that approximate those in effect at the transaction dates. Differences arising from these foreign currency translations are recognized in OCI and presented within equity in the foreign currency translation reserve. When a foreign operation is disposed, the relevant exchange differences accumulated in the foreign currency translation reserve are transferred to the consolidated income statements as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such amount is reattributed to non-controlling interests. On disposal of a partial investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion is reclassified to profit and loss.

Net investment in a foreign operation

Foreign currency gains and losses arising on translation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in OCI and presented within equity in the foreign currency translation reserve.

(c)	Revenue recognition:

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of treatment and refining charges and pre-production revenue.

Sales revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, the Group has insignificant continuing management involvement with the goods, the amount of revenue can be measured reliably, recovery of the consideration is probable and the associated costs and possible return of goods can be estimated reliably. Transfers of risks and rewards vary depending on individual contract terms and frequently occur at the time when title passes to the customer. For medium and long-term contracts, revenue recognition criteria are assessed for individual sales within the contracts. Revenue from the sale of by-products is included within revenue.

Sales of concentrate and certain other products are “provisionally priced”. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenue is recognized when the above criteria are met, using weight and assay results and forward market prices to estimate the fair value of the total consideration receivable. Such a provisional sale contains an embedded derivative that must be separated from the host contract. At each reporting date, provisionally priced metals sales are marked to market, with adjustments (both gains and losses) recorded in revenue in the consolidated income statements and in trade and other receivables on the consolidated balance sheets.

The Group recognizes deferred revenue in the event it receives payments from customers before a sale meets criteria for revenue recognition.

Interest revenue is recognized in finance income as it accrues, using the effective interest method.

Dividend revenue from investments is recognized when the shareholder’s right to receive payment has been established provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

(d)	Cost of sales:

Cost of sales consists of those costs previously included in the measurement of inventory sold during the period, as well as certain costs not included in the measurement of inventory, such as the cost of warehousing and distribution to customers, provisional pricing adjustments related to purchased concentrates, profit sharing, royalty payments, share-based payments and other indirect expenses related to producing operations.

(e)	Cash and cash equivalents:

Cash and cash equivalents include cash, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash equivalents have maturities of three months or less at the date of acquisition. Interest earned is included in finance income on the consolidated income statements and in investing activities on the consolidated statements of cash flows.

Amounts that are restricted from being used for at least twelve months after the reporting date are classified as non-current assets and presented in restricted cash on the consolidated balance sheets. Changes in restricted cash balances are classified as investing activities on the consolidated statements of cash flows.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(f)	Inventories:

Inventories consist of stockpiles, in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Where the net realizable value is less than cost, the difference is charged to the consolidated income statements as an impairment charge in cost of sales. Capitalized stripping costs related to production are capitalized to inventory as incurred.

Cost of production of concentrate inventory is determined on a weighted average cost basis and the cost of production of finished metal inventory is determined using the first in first out basis. The cost of production includes direct costs associated with conversion of production inventory: material, labour, contractor expenses, purchased concentrates, and an attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. Hudbay measures in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, immaterial costs are not allocated to routine operating levels of stockpiled ore. Estimates and judgements are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

Supplies are valued at the lower of average cost and net realizable value. A regular review is undertaken to determine the extent of any provision for obsolescence.

(g)	Intangible assets:

Computer software is measured at cost less accumulated amortization and accumulated impairment losses. Costs include all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating it in the manner intended by management.

Amortization methods, useful lives, and residual values if any, are reviewed at each year end and adjusted prospectively, if required. When an intangible asset is disposed of, or when no further economic benefits are expected, the asset is derecognized, and any resulting gain or loss is recorded in the consolidated income statements.

Currently, the Group’s intangible assets relate primarily to enterprise resource planning (“ERP”) information systems, which are amortized over their estimated useful lives.

(h)	Exploration and evaluation expenditures:

Exploration and evaluation activity begins when the Group obtains legal rights to explore a specific area and involves the search for mineral reserves, the determination of technical feasibility, and the assessment of commercial viability of an identified resource. Expenditures incurred in the exploration and evaluation phase include the cost of acquiring interests in mineral rights, licenses and properties and the costs of the Group’s exploration activities, such as researching and analyzing existing exploration data, gathering data through geological studies, exploratory drilling, trenching, sampling, and certain feasibility studies.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

The Group expenses the cost of its exploration and evaluation activities and capitalizes the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Amounts capitalized are recognized as exploration and evaluation assets and presented in property, plant and equipment. Exploration and evaluation assets acquired as a result of an asset acquisition or option agreement are initially recognized at cost, and those acquired in a business combination are recognized at fair value on the acquisition date. They are subsequently carried at cost less accumulated impairment. No depreciation is charged during the exploration and evaluation phase. The Group expenses the cost of subsequent exploration and evaluation activity related to acquired exploration and evaluation assets. Cash flows associated with acquiring exploration and evaluation assets are classified as investing activities in the consolidated statements of cash flows; those associated with exploration and evaluation expenses are classified as operating activities.

Judgement is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

The Group monitors exploration and evaluation assets for factors that may indicate their carrying amounts are not recoverable. If such indicators are identified, the Group tests the exploration and evaluation assets or their CGUs, as applicable, for impairment. The Group also tests impairment when assets reach the end of the exploration and evaluation phase.

Exploration and evaluation assets are transferred to capital works in progress within property, plant and equipment once the Group determines that probable future economic benefits will be generated as a result of the expenditures. The Group’s determination of probable future economic benefit is based on management’s evaluation of the technical feasibility and commercial viability of the geological properties of a given ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and the economic assessment of whether the ore body can be mined economically. Tools that may be used to determine this include a preliminary feasibility study, confidence in converting resources into reserves and the probability that the property could be developed into a mine site. At that time, the property is considered to enter the development phase, and subsequent evaluation costs are capitalized.

(i)	Property, plant and equipment:

The Group measures items of property, plant and equipment at cost less accumulated depreciation and any accumulated impairment losses.

The initial cost of an item of property, plant and equipment includes its purchase price or construction costs, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset into operation, and for qualifying assets, borrowing costs. The initial cost of property, plant and equipment also includes the initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located, the obligation for which the Group incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

Capitalization of costs ceases once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. At this time, depreciation commences. For a new mine, this occurs upon commencement of commercial production. Any revenue earned in the process of preparing an asset to be capable of operating in the manner intended by management is included in the cost of the constructed asset. Any other incidental revenue earned prior to commencement of commercial production is recognized in the consolidated income statements.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Carrying amounts of property, plant and equipment, including assets under finance leases, are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter. Where components of an asset have different useful lives, depreciation is calculated on each separate component. Components may be physical or non-physical, including the cost of regular major inspections and overhauls required in order to continue operating an item of property, plant and equipment.

Certain items of property, plant and equipment are depreciated on a unit-of-production basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Upon derecognition of an item of property, plant and equipment, the difference between its carrying value and net sales proceeds, if any, is presented as a gain or loss in other operating income or expense in the consolidated income statements.

(i)	Capital works in progress:

Capital works in progress consist of items of property, plant and equipment in the course of construction or mineral properties in the course of development, including those transferred upon completion of the exploration and evaluation phase. On completion of construction or development, costs are transferred to plant and equipment and/or mining properties as appropriate. Capital works in progress are not depreciated.

(ii)	Mining properties:

Mining properties consist of costs transferred from capital works in progress when a mining property reaches commercial production, costs of subsequent mine and exploration development, and acquired mining properties in the production stage.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management and includes such costs as the cost of shafts, ramps, track haulage drifts, ancillary drifts, pumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depreciation rates are determined based on the related proven and probable mineral reserves and associated future development costs.

Subsequent mine development costs are capitalized to the extent they are incurred in order to access reserves mineable over more than one year. Ongoing maintenance and development expenditures are expensed as incurred and included in cost of sales in profit or loss. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(iii)	Plant and equipment:

Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment and assets under finance lease.

Plant and equipment are depreciated on either unit-of-production or straight-line basis based on factors including the production life of assets and mineable reserves. In general, mining assets are depreciated using a unit-of-production method; equipment is depreciated using the straight-line method, based on the shorter of its useful life and that of the related mine or facility; and plants are depreciated using the straight-line method, with useful lives limited by those of related mining assets.

(iv)	Depreciation rates of major categories of assets:

—	Capital works in progress	— not depreciated
—	Mining properties	— unit-of-production
—	Mining assets	— unit-of-production
—	Other plant assets	— straight-line over 1 to 21 years / unit-of-production
—	Equipment	— straight-line over 1 to 21 years

The Group reviews its depreciation methods, remaining useful lives and residual values at least annually and accounts for changes in estimates prospectively.

(v)	Commercial production:

Commercial production is the level of activities intended by management for a mine, or a mine and mill complex, to be capable of operating in the manner intended by management. The Group considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. In a phased mining approach, management may consider achievement of specific milestones at each phase of completion. In a non-phased mining approach, management considers average actual metrics that are at least 60% of average design capacity or plan over a continuous period. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met.

(vi)	Capitalized borrowing costs:

The Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence commercial production or are otherwise ready for their intended use or sale.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period, to a maximum of actual borrowing costs incurred. Investment income earned by temporarily investing specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of interest is suspended during extended periods in which active development is interrupted.

All other borrowing costs are recognized in the consolidated income statements in the period in which they are incurred.

(vii)	Capitalized stripping costs:

Costs associated with stripping activities in an open pit mine are capitalized to inventory and recorded through cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized. Capitalized stripping costs are included in “mining properties” within property, plant and equipment.

Capitalized stripping costs are depreciated using a units-of-production method over the expected reserves within a given phase of mine development.

(j)	Impairment of non-financial assets:

At the end of each reporting period, the Group reviews the carrying amounts of property, plant and equipment, exploration and evaluation assets and intangible assets - computer software to determine whether there is any indication of impairment. If any such indication exists, the Group estimates the recoverable amount of the asset in order to determine the extent of the impairment loss, if any. The Group generally assesses impairment at the level of CGUs, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of cash inflows from other assets.

The Group's CGUs consist of Manitoba, Peru, Arizona and exploration and evaluation assets.

The Group allocates exploration and evaluation assets to CGUs based on their operating segment, geographic location and management’s intended use for the property. Exploration and evaluation assets are allocated to CGUs separate from those containing producing or development-phase assets, except where exploration and evaluation assets have the potential to significantly affect the future production of producing or development-phase assets.

Goodwill, if recorded, is tested for impairment annually and whenever there is an indication that the asset may be impaired.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or CGU is made. The recoverable amount is the higher of the fair value less costs of disposal and value in use:

−

Fair value less costs of disposal is the amount obtainable from the sale of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. Fair value for mineral assets is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

−

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal, discounted using a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use calculations apply assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value, and consequently the value in use calculation is likely to give a different result to a fair value calculation.

The Group estimates future cash flows based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels and cash costs of production, all based on detailed engineering LOM plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources not included in the LOM plan are assessed for economic recoverability and may also be included in the valuation of fair value less costs of disposal. Gains from the expected disposal of assets are not included in estimated future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Changes in estimates may affect the expected recoverability of the Group's investments in mining properties.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the consolidated income statements in the expense category consistent with the function of the impaired asset or CGU. The Group presents impairment losses on the consolidated income statements as part of results from operating activities. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of other assets in the CGU on a pro-rata basis for depreciable assets.

The Group assesses previously recognized impairment losses each reporting date for any indications that the losses have decreased or no longer exist. Such an impairment loss is reversed, in full or in part, if there has been significant changes with a positive effect on the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized for the asset in prior years. Such reversals of impairment losses are recognized in the consolidated income statements. An impairment loss recognized in relation to goodwill is not reversed for subsequent increases in the recoverable amount.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(k)	Assets held for sale:

The Group classifies non-current assets, or disposal groups consisting of assets and liabilities, as held for sale when it expects to recover their carrying amounts primarily through sale rather than through continuing use. To meet criteria to be held for sale, the sale must be highly probable, and the assets or disposal groups must be available for immediate sale in their present condition. The Group must be committed to a plan to sell the assets or disposal group, and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Group measures assets or disposal groups at the lower of their carrying amount and fair value less costs of disposal. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in the consolidated income statements; however, gains are not recognized in excess of any cumulative impairment loss. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets or investment property. Upon classifying assets or disposal groups as held for sale, the Group presents the assets separately as a single amount and the liabilities separately as a single amount on the consolidated balance sheets. When an asset no longer meets the criteria for classification as an asset held for sale, the Group records the asset at the lower of its recoverable amount and the carrying amount before the asset was classified as held for sale.

(l)	Pension and other employee benefits:

The Group has non-contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Group provides non pension health and other post employment benefits to certain active employees and pensioners (post employment benefits) and also provides disability income, health benefits and other post employment benefits to hourly and salaried disabled employees (other long-term employee benefits).

The Group accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and post employment benefits. The actuarial determination of the accrued benefit obligations for pensions and post employment benefits uses the projected benefit method prorated on service (which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). For other long-term employee benefits, the Group recognizes the full cost of the benefit obligation at the time the employee becomes disabled. Actuarial advice is provided by external consultants.

For the funded defined benefit plans, the Group recognizes the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation as a liability or an asset in the consolidated balance sheets. However, the Group recognizes an excess of assets only to the extent that it represents a future economic benefit which is available in the form of refunds from the plan or reductions in future contributions to the plan. When these criteria are not met, it is not recognized but is disclosed in the notes to the consolidated financial statements. Impacts of minimum funding requirements in relation to past service are considered when determining the balance sheet position.

Defined benefit costs are categorized as follows:

-	Service costs (including current service cost, past service cost, as well as gains and losses on curtailments and settlements and administration costs),
-	Net interest expense or income, and
-	Remeasurement

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

The first two components of defined benefit costs shown above are recognized in the consolidated income statements. Past service cost is recognized in the consolidated income statements in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Remeasurement, comprising actuarial gains and losses, the effect of changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated balance sheets with a gain or loss recognised in OCI in the period in which they occur. Remeasurement recognised in OCI is reflected immediately in retained earnings and will not be reclassified to the consolidated income statements. For the other long-term employee benefits plan, remeasurments are recognized immediately in the consolidated income statements.

Actuarial determinations used in estimating obligations relating to these plans incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and healthcare cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate, management considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

The Group also has defined contribution plans providing pension benefits for certain of its salaried employees and certain of its US employees utilizing 401K plans. The Group recognizes the cost of the defined contribution plans based on the contributions required to be made during each period.

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. Benefits that are payable more than one year after the reporting period are discounted to their present value.

(m)	Provisions:

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made. The provisions are recorded as management’s best estimate of the amount required to settle an obligation.

Provisions are stated at their present value, which is determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Decommissioning, restoration and similar liabilities

Provisions are recorded for legal and constructive obligations associated with the future costs of rehabilitating the Group’s current and previous operating and development sites. Such costs are associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate, and estimates of future cash flows are adjusted to reflect risk.

Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance expense, whereas increases and decreases due to changes in the estimated future cash flows, which are not the result of current inventory production, are capitalized and depreciated over the life of the related asset. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded. For closed sites, changes to estimated costs are recognized immediately in the consolidated income statements within other operating expenses.

The Group assesses the reasonableness of its estimates and assumptions each year and when conditions change and the estimates are revised accordingly. Judgement is required to determine the scope of future decommissioning and restoration activities, as well as such estimates and assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost may result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

If the change in estimate results in a significant increase in the decommissioning liability and therefore an addition to the carrying value of the asset, the Group considers whether this is an indication of impairment of the asset as a whole and, if so, tests for impairment in accordance with IAS 36, Impairment of Assets. If, for mature mines, the revised mine assets net of decommissioning and restoration liabilities exceeds the recoverable value, that portion of the increase is charged directly to expense as an impairment loss.

In view of the uncertainties concerning environmental remediation, the ultimate cost of decommissioning and restoration liabilities could differ materially from the estimated amounts provided. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning the Group's operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the Group operates. The Group is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Onerous contracts

A contract is considered to be onerous when the unavoidable costs of meeting obligations under the contract exceed the economic benefits expected to be received under it. The Group records a provision for any onerous contracts at the lesser of costs to comply with a contract and costs to terminate it.

Restructuring provisions

A provision for restructuring is recognized when management, with appropriate authority within the Group, has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(n)	Financial Instruments:

Financial assets, financial liabilities, and non-financial derivative contracts are initially recognized at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, directly attributable transaction costs. Measurement in subsequent periods depends on the financial instrument’s classification. The Group uses trade date accounting for regular way purchases or sales of financial assets. The Group determines the classification of its financial instruments and non-financial derivatives at initial recognition.

Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheets when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(i)	Non-derivative financial instruments – classification:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified or designated as FVTPL or available-for-sale. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Gains and losses are recorded in the consolidated income statements when the loans and receivables are derecognized or impaired, and through the amortization process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity, other than financial assets that meet the definition of loans and receivables or that are designated as FVTPL or available-for-sale. Subsequent to initial recognition, financial assets classified as held-to-maturity are held at amortized cost using the effective interest method, less any impairment losses. The Group does not currently have any financial assets classified as held-to-maturity.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified as loans and receivables, held-to-maturity, or FVTPL. Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Gains and losses are recorded in OCI and presented in equity within the available-for-sale reserve, with the exception of impairment losses, which are immediately recognized in the consolidated income statements. When available-for-sale assets are derecognized or determined to be impaired, the cumulative gain or loss previously recognized in the available-for-sale reserve is transferred to the consolidated income statements. The Group has classified investments in shares of Canadian metals and mining companies as available-for-sale assets.

Financial assets and financial liabilities at fair value through profit or loss

Financial assets and financial liabilities at FVTPL consist of those classified as held-for-trading and those designated as FVTPL on initial recognition. Financial instruments are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term or if they are derivatives that are not designated in effective hedging relationships. Upon initial recognition, transaction costs are recognized in the consolidated income statements as incurred. Financial assets and financial liabilities at FVTPL are measured at fair value, and changes in fair value are recognized in other finance gains and losses except gains and losses on the non-hedge financial derivatives related to customer sales contracts are presented in revenue. The Group’s FVTPL category currently contains only derivatives and embedded derivatives. During the years ended December 31, 2016 and December 31, 2015, the Group’s financial assets and liabilities at FVTPL consisted of derivatives, embedded derivatives and investments in warrants classified as held-for-trading; the Group did not have any financial assets or liabilities designated as FVTPL on initial recognition.

Financial liabilities at amortized cost

Subsequent to initial recognition, the Group measures financial liabilities, other than those at FVTPL and those that are derivatives in designated hedging relationships, at amortized cost using the effective interest method. Gains and losses on derecognition are recognized in other finance gains and losses.

(ii)	Derivatives:

Derivatives are initially recognized at fair value when the Group becomes a party to the derivative contract and are subsequently re-measured to fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated income statements immediately unless the derivative is designated and effective as a hedging instrument. Derivatives with positive fair value are recognized as assets; derivatives with negative fair value are recognized as liabilities.

Contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Group's expected purchase, sale or usage requirements are not recognized as derivatives. Such contracts are recorded as non-derivative purchases and sales.

(iii)	Embedded derivatives:

The Group considers whether a contract contains an embedded derivative when it becomes a party to the contract. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(iv)	Hedge accounting:

The Group may use derivatives and non-derivative financial instruments to manage exposures to interest, currency, credit and other market risks. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. The purpose of hedge accounting is to ensure that gains, losses, revenue and expenses from effective hedging relationships are recorded in the consolidated income statements in the same period.

At the inception of a hedge, the Group formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows. The Group tests effectiveness each period.

In a cash flow hedging relationship, the effective portion of changes in the fair value of the hedging derivative is recognized in OCI and presented in the hedging reserve in equity. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statements and is included in other finance gains and losses. Amounts previously recognized in OCI are reclassified to the consolidated income statements in the same periods as the hedged cash flows affect profit or loss and are presented on the same line of the consolidated income statements as the recognized hedged item. When the hedged item is a non-financial asset or liability, the amounts previously recognized in OCI are reclassified to the carrying amount of the non-financial asset or liability.

Hedge accounting is discontinued prospectively if the hedging instrument is sold, terminated or exercised, if the hedge no longer meets criteria for hedge accounting, or if the Group revokes the hedge designation. In these cases, any gain or loss accumulated in equity (in the hedging reserve) remains in equity until the forecast transaction occurs, at which time it is reclassified to the consolidated income statements. If the forecast transaction is no longer expected to occur, any gain or loss accumulated in equity is reclassified immediately from equity to the consolidated income statements.

(v)	Fair values of financial instruments:

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are generally used for assets held or liabilities to be issued; asking prices are generally used for assets to be acquired or liabilities held.

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

The Group applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

−	Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
−	Level 2:

Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

−	Level 3:	Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in note 28.

(vi)	Impairment of financial instruments:

Each reporting date, the Group assesses financial assets not carried at FVTPL to determine whether there is objective evidence of impairment. A financial asset or group of financial assets is impaired if objective evidence indicates that one or more events occurred after initial recognition of the asset that negatively affected the estimated future cash flows of the financial asset or group of financial assets.

Objective evidence that financial assets are impaired can include significant financial difficulty of the issuer or debtor, default or delinquency in interest or principal payments, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. For an investment in an equity security, a significant or prolonged decline in the fair value of the security below its cost is also objective evidence of impairment. Significant decline is defined as 20% of the security’s cost base and prolonged is defined as three consecutive quarters.

Impairment of financial assets carried at amortized cost:

The Group considers evidence of impairment for loans and receivables and any held-to-maturity investments at both a specific asset and collective level. First, the Group specifically assesses financial assets that are individually significant and groups of financial assets that are not individually significant. If evidence of impairment is not identified in the specific assessment, the Group then combines assets based on similar credit risk characteristics (excluding any assets that were specifically determined to be impaired) and collectively assesses them for impairment. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

If there is objective evidence that an impairment loss has been incurred, the Group measures the amount of the loss as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred), discounted at the financial asset’s original effective interest rate. In the case of collateralized financial assets, the Group measures the amount of the loss as the difference between the asset’s carrying amount and the greater of the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred), discounted at the financial asset’s original effective interest rate and the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

The Group recognizes any impairment loss in the consolidated income statements and reduces the carrying amount of the financial asset using an allowance account, unless the Group is satisfied that no recovery of the amount owing is possible; at that point amounts are considered unrecoverable and are written off against the financial asset directly.

If, in a subsequent year, the amount of the estimated impairment loss decreases as a result of an event occurring after the impairment was recognized, the Group reverses all or a portion of the previously recognized impairment loss by adjusting the asset carrying value or the allowance account and recognizing the reversal in the consolidated income statements in other finance gains and losses.

Impairment of available-for-sale financial assets:

Impairment losses on available-for-sale investments are recognized by transferring the cumulative loss that has been recognized in OCI (and presented in the available-for-sale reserve in equity) to the consolidated income statements. The amount of the impairment loss is the difference between the investment’s acquisition costs, net of any principal repayments, and its current fair value, less any impairment loss previously recognized in the consolidated income statements.

Impairment losses recognized in the consolidated income statements related to available-for-sale equity investments are not subsequently reversed. Any subsequent increases in fair value of the equity investments are recognized in OCI. However, impairment losses recognized related to available-for-sale debt instruments are subsequently reversed, in whole or in part, if the fair value of the debt instrument increases as a result of an event occurring after the impairment loss was recognized, and the amount of the reversal is recognized in the consolidated income statements in other finance gains and losses.

The Group presents impairment losses and reversals of impairment losses recognized in the consolidated income statements in other finance gains and losses.

(vii)	Derecognition of financial instruments:

The Group derecognizes financial assets when the contractual rights to the cash flows from the assets expire, or when the Group transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. The Group derecognizes financial liabilities when its contractual obligations are discharged, cancelled or expire.

(o)	Taxation:

Current Tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Hudbay is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the income tax and deferred tax provisions in the period in which such determination is made.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Deferred Tax

Deferred tax is recognized using the balance sheet method in respect of temporary differences at the balance sheet date between the tax basis of assets and liabilities, and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

−

where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

−

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

−

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

−

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

To the extent that it is probable that taxable profit will be available to offset the deductible temporary differences, the Group recognizes the deferred tax asset regarding the temporary difference on decommissioning, restoration and similar liabilities and recognizes the corresponding deferred tax liability regarding the temporary difference on the related assets.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Judgement is required in determining whether deferred tax assets are recognized on the consolidated balance sheets. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable profit in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Current and deferred taxes relating to items recognized outside profit or loss (whether in other comprehensive income or directly in equity) are recognized outside profit or loss and not in the consolidated income statements. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

(p)	Share capital and reserves:

Transaction costs

Transaction costs directly attributable to equity transactions are recognized as a deduction from equity.

Other capital reserve

The other capital reserve is used for equity-settled share-based payments and includes amounts for stock options granted and not exercised.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. Exchange differences arising from the translation of the financial statements of foreign operations form part of the net investment in the foreign operation. Translation gains and losses remain in the reserve until disposal of all or a portion of the foreign operation.

Available-for-sale reserve

The available-for-sale reserve contains the cumulative change in the fair value of available-for-sale investments with the exception of impairment losses and foreign currency differences on monetary available-for-sale assets. Gains and losses are reclassified to the consolidated income statements when the available-for-sale investments are impaired or derecognized.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(q)	Share-based payments:

Hudbay offers a Deferred Share Unit ("DSU") plan for non-employee members of the Board of Directors and a Restricted Share Unit (“RSU”) plan for employees. Hudbay also has options outstanding under a stock option plan. These plans are included in provisions on the consolidated balance sheets and further described in note 25. Changes in the fair value of the liabilities are recorded in the consolidated income statements.

Cash-settled transactions, consisting of DSUs and RSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statements. The Group values the liabilities based on the change in the Company's share price. Additional DSUs and RSUs are credited to reflect dividends paid on Hudbay common shares over the vesting period. The current portion of the liability reflects those grants that have vested or that are expected to vest within twelve months.

DSUs vest on the grant date and are redeemable when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company's common shares for the five trading days prior to issuance or redemption.

RSUs are generally issued under Hudbay’s Long Term Equity Plan (“LTEP Plan”) and vest on or before December 31st of the third calendar year after the year in which the services corresponding to such share unit award were performed. RSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of Hudbay, the cash equivalent based on the market price of the common shares as of the vesting date. Hudbay has historically settled RSUs in cash. Except in specified circumstances, RSUs terminate when an employee ceases to be employed by the Group. Valuations of RSUs reflect estimated forfeitures.

Equity-settled transactions with employees relate to stock options and are measured by reference to the fair value at the earlier of the grant date and the date that the employees unconditionally became entitled to the awards. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. The Group believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at the grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to other capital reserves. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

(r)	Earnings per share:

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which currently consist of stock options granted to employees and warrants.

When calculating earnings per share for periods where the Group has a loss, Hudbay's calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options as they would be anti-dilutive.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(s)	Leases:

Finance leases, under which substantially all the risks and rewards incidental to ownership of the leased item are transferred to the Group, are capitalized as assets at the inception of the lease at the lower of fair value or the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in the consolidated income statements as finance costs.

Under operating lease arrangements, the risks and rewards incidental to ownership are not transferred to the Group. Operating lease payments are recognized as an expense in the consolidated income statements on a straight-line basis over the lease term.

(t)	Segment reporting:

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses and for which discrete financial information is available. The Group’s chief executive officer regularly reviews the operating results of each operating segment to make decisions about resources to be allocated to the segment and assess its performance. In determining operating segments, the Group considers location and decision-making authorities. Refer to note 32.

(u)	Statements of cash flows:

The Group presents interest paid and dividends paid as financing activities, except if the interest is related to capitalized borrowing costs, and interest received is presented as an investing activity in the consolidated statements of cash flow. The Group presents the consolidated statements of cash flows using the indirect method.

4.	Restatement of amounts within cash generated from operating activities

Since the fourth quarter of 2015, the Group has significantly increased the number of copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As a result, starting in the first quarter of 2016, the Group had restated the presentation of the cash generated from operating activities section of the statements of cash flow to present the changes in the respective receivable and payable balances associated with these items all within changes in non-cash working capital. In the past, the gains or losses for the swaps were presented as a change in fair value of derivatives and the associated mark-to-market adjustments were presented before changes in non-cash working capital. The impact of this restatement for the year ended December 31, 2015 is an increase in 'operating cash flows before change in non-cash working capital' of $11,494, with an associated change in 'change in non-cash working capital' with no change in the total of cash generated from operating activities.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

5.	New standards

New standards and interpretations adopted

As required by the IASB, effective January 1, 2016 the Group adopted the following amendment to IFRS:

−

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) - the amendments to clarify that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption for an intangible asset, however, can be rebutted in certain limited circumstances. The Group’s adoption of this amendment did not have any impact on its method of calculating depreciation or amortization.

−

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) - the amendments clarify, rather than significantly change, the existing IAS 1 requirements related to materiality, order of notes, subtotals, accounting policies, and disaggregation and are designed to assist companies in applying professional judgement in determining what information to disclose in their financial statements. The Group’s adoption of this amendment did not have any impact on its presentation of its financial statements.

New standards and interpretations not yet adopted

−

IFRS 9, Financial Instruments (“IFRS 9”) - issued on July 24, 2014 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). IFRS 9 does not replace the requirements for portfolio fair value hedge accounting for interest rate risk (often referred to as the “macro hedge accounting” requirements) since this phase of the project was separated from the IFRS 9 project due to the longer term nature of the macro hedging project which is currently at the discussion paper phase of the due process. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

−

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) - in May 2014, the IASB issued this standard which is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. The Group intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018. The Group has not yet determined the full effect of adoption of IFRS 15 on its consolidated financial statements, however, we expect the Group’s deferred revenue balance associated with stream transactions will be adjusted to reflect a significant financing component.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

−

IFRS 16, Leases (“IFRS 16”) - in January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases (“IAS 17”), and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Group has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements.

6.	Acquisition of New Britannia Mine and Mill

On May 4, 2015, the Group acquired a 100% interest in the New Britannia Mine and Mill, located in Snow Lake, Manitoba, for $12,302 in cash consideration, plus a contingent payment of $5,000. In connection with the New Britannia acquisition, the Group entered into a private placement agreement with a Canadian bank to sell 1,357,000 Hudbay common shares for net proceeds of $13,040.

In accordance with IFRS 3, Business Combinations, this transaction does not meet the definition of a business combination as the assets acquired are not an integrated set of activities with inputs, processes and outputs. New Britannia Mine and Mill is not a business.

The purchase price of $14,462 was finalized and allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the acquisition. All financial assets acquired and financial liabilities assumed were recorded at their relative fair values. In addition, an option liability was recorded for the fair value amount of $1,164 in connection with the contingent consideration since it is an integral component of the consideration paid and represents a financial instrument. The fair values were allocated to the net assets on a relative fair value basis and the option liability was valued using the Black-Scholes model.

Assets acquired and liabilities assumed

The following summarizes the acquisition date allocation of the relative fair values of the major classes of assets and liabilities acquired:

Restricted cash	$1,542
Machinery & equipment	10,410
Mineral property	2,890
Net decommissioning liability	(380)

Total net assets acquired	$14,462

The following summarizes consideration for the purchase:

Cash	$12,302
Contingent payment - gold price option	1,164
Transaction costs	996

Total consideration	$14,462

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

7.	Revenue and expenses

(a)	Revenue

The Group’s revenue by significant product types:

	Year ended
	December 31,
	2016	2015
Copper	$835,470	$685,982
Zinc	236,971	214,151
Gold	119,792	106,671
Silver	52,108	29,652
Other	2,719	3,647
	1,247,060	1,040,103
Treatment and refining charges	(118,382)	(97,834)
Pre-production revenue	-	(56,218)

	$1,128,678	$886,051

Pre-production revenue in 2015 relates to revenue earned from production at Constancia. Revenue related to inventory produced prior to commencement of commercial production is credited against capital costs rather than recognized as revenue in the consolidated income statements.

Included in revenue for the year ended December 31, 2016 are losses related to unrealized non-hedge derivative contracts of $19,180 (year ended December 31, 2015 - gains of $11,494).

(b)	Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the consolidated income statements as follows:

	Year ended December 31,
	2016	2015
Cost of sales	$298,630	$216,992
Selling and administrative expenses	504	625

	$299,134	$217,617

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(c)	Share-based payment expenses (recoveries)

Share-based payment expenses (recoveries) are reflected in the consolidated income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Year ended December 31, 2016
Cost of sales	$860	$-	$860
Selling and administrative expenses	6,452	2,111	8,563
Other operating expenses	464	-	464

	$7,776	$2,111	$9,887
Year ended December 31, 2015
Cost of sales	$209	$-	$209
Selling and administrative expenses	1,023	(1,437)	(414)
Other operating expenses	(114)	-	(114)

	$1,118	$(1,437)	$(319)

(d)	Employee benefits expense

This table presents employee benefit expense recognized in the Group's consolidated income statements, including amounts transferred from inventory upon sale of goods:

	Year ended
	December 31,
	2016	2015
Current employee benefits	$136,299	$128,855
Profit-sharing plan expense	5,064	-
Share-based payments (notes 7c, 20, 25)
Cash-settled restricted share units	7,776	1,118
Cash-settled deferred share units	2,111	(1,437)
Employee share purchase plan	1,303	1,582
Post-employment pension benefits
Defined benefit plans	12,121	13,502
Defined contribution plans	1,061	1,010
Past service costs	-	16,502
Other post-retirement employee benefits	7,406	10,882
Termination benefits	1,810	1,324

	$174,951	$173,338

Manitoba has a profit sharing plan whereby 10% of Manitoba’s after tax profit (excluding provisions or recoveries for deferred income tax and deferred mining tax) for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

The Group has an employee share purchase plan for executives and other eligible employees where participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares. The Group makes a matching contribution of 75% of the participant’s contribution.

See note 21 for a description of the Group's pension plans and note 22 for the Group's other employee benefit plans.

(e)	Other operating expenses

	Year ended
	December 31,
	2016	2015
Regional costs	$4,388	$4,181
Other expenses	6,198	5,894

	$10,586	$10,075

(f)	Finance income and expenses

	Year ended
	December 31,
	2016	2015
Finance income	$(2,792)	$(3,995)
Finance expense
Interest expense on long-term debt	108,767	101,544
Accretion on financial liabilities at amortized cost	1,316	1,242
Unwinding of discounts on provisions	2,586	2,811
Tender premium on 9.50% senior unsecured notes (note 18a)	47,718	-
Other finance expense	21,389	13,862
	181,776	119,459
Interest capitalized	(14,705)	(41,996)
	167,071	77,463
Other finance (gains) losses
Net foreign exchange (gain) loss	(489)	3,041
Change in fair value of financial assets and liabilities at fair value through profit or loss:
Hudbay and Augusta warrants	2,111	(11,400)
Prepayment option embedded derivative/gold option	(1,238)	636
Investments classified as held-for-trading	(119)	3
Reclassified from other comprehensive income on disposal of available-for-sale investments	(1,475)	(25)
Reclassified from other comprehensive income on impairment of available-for-sale investments	1,102	4,888
	(108)	(2,857)
Net finance expense	$164,171	$70,611

Interest expense related to long-term debt and accretion of financial liabilities at amortized cost has been capitalized to the Constancia project until May 1, 2015 and to the Rosemont project until commercial production is reached. Other finance expense relates primarily to withholding taxes and non-interest facility fees on financing instruments.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(g)	Impairment

During the year ended December 31, 2016, no impairment losses were recorded. For the year ended December 31, 2015, the Group recorded impairment losses of $251,799 for non-current assets and $181,583 for goodwill. The following table summarizes these losses:

		Year ended
		December 31,
		2016	2015
Property, plant & equipment [1]	$		$197,337
Goodwill [1]		-	181,583
Arizona purchased equipment and long lead deposits		-	34,546
Lalor concentrator assets		-	19,916

		$-	$433,382

1 Please see table below for further details on after-tax impairment charges and the breakdown of impairments recorded in each segment.

In the fourth quarter of 2015, the Group recorded pre-tax impairment loss of $197,337 on property, plant and equipment and $181,583 on goodwill. The following is a breakdown of these expenses:

	Peru	Arizona	Total
Pre-tax impairment to:
Goodwill	$67,105	$114,478	$181,583
Property, plant & equipment (note 15)	197,337	-	197,337
Total Pre-tax impairment charge	264,442	114,478	378,920
Tax impact - recovery	(65,603)	-	(65,603)

After-tax impairment charge	$198,839	$114,478	$313,317

As a result of the acquisition of Augusta Resource Corporation, Hudbay acquired equipment previously purchased or ordered by prior Augusta management. During the year ended December 31, 2015 Hudbay completed a value engineering process which deemed that some of the equipment previously purchased or ordered by prior Augusta management is unsuitable to achieve the design objectives for Rosemont, and different equipment will better meet Rosemont’s objectives while observing permitting commitments. During the year ended December 31, 2015, the Group recognized an impairment loss of $34,546 to reflect the orderly liquidation value of the purchased equipment and certain long lead deposits.

As a result of the acquisition of the New Britannia Mine and Mill, Hudbay no longer expects to construct a new concentrator at Lalor. As a result, during the year ended December 31, 2015, the Group recognized an impairment loss of $19,916 related to its concentrator assets at Lalor in Snow Lake, Manitoba. The impairment was determined based on the difference between carrying value and fair value less costs of disposal.

The Group presented the impairment losses within the Manitoba, Peru and Arizona segments in note 32.

The fair value measurements for the determination of impairment charges in their entirety are categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value. For further details refer to note 8.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(h)	Gain on disposal of subsidiary

On November 2, 2015, Hudbay sold Balmat to Northern Zinc, LLC. Northern Zinc LLC was concurrently acquired by Star Mountain Resources, Inc. (“Star Mountain”). On closing, Hudbay received 550,000 shares of Star Mountain common stock and $1,000 cash; Hudbay previously received $500 in upfront deposit payments and is entitled to receive up to an additional $15,500 in future cash payments. During the year ended December 31, 2015, the Group recognized a gain of $37,026 on the disposition of Balmat. This mainly resulted from the derecognition of net liabilities and foreign currency translation adjustments recorded in the entity.

8.	Impairment triggers for non-current assets and goodwill

Given the existence of an impairment indicator at December 31, 2016 and December 31, 2015, the Group performed a quantitative impairment test for its Arizona CGU (“CGU”) and Peru CGU.

The impairment indicator as at December 31, 2016 for the Peru CGU was related to a newly issued technical report during the fourth quarter of 2016. The impairment trigger for the Arizona CGU was related to data from a draft technical report that is expected to be finalized and issued in March 2017. Management determined that a detailed impairment evaluation as at December 31, 2016, was required for the Arizona CGU and Peru CGU.

For the impairment test, fair value less costs of disposal (“FVLCD”) was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in the Group’s most current life of mine (“LOM”) plans. The fair value measurement in its entirety is categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs, value of mineral resources not included in the LOM plan and future foreign exchange rates. The cash flows are for periods up to the date that production is expected to cease, which is 19 years for the Peru CGU and 23 years for the Arizona CGU, including four years prior to assumed initial production (December 31, 2015 – 21 years for both the Peru and Arizona CGUs).

The discount rate was based on the business unit’s weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the US Government’s marketable bond yields as at the valuation date, the Company’s beta coefficient adjustment to the market equity risk premium based on the volatility of the Company’s return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company’s borrowing capabilities and the corporate income tax rate applicable to the segment’s jurisdiction. A real discount rate of 7.50% (December 31, 2015 – 8.00%) for the Peru CGU and 8.75% (December 31, 2015 – 9.75%) for the Arizona CGU was used to calculate the estimated after-tax discounted future net cash flows, commensurate with its individual estimated level of risk.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. Where applicable to each of the Group’s CGU’s, the cash flow calculations were based on estimates of future production levels applying forecasts for metal prices, which included forecasts for each year from 2017 to 2021 and long-term forecasts for years beginning in 2022. The cash flow calculations utilized a copper price of $2.60/lb in 2017 and $2.75/lb in 2018, increasing to $3.00/lb in 2019. The cash flow calculations utilized a long-term copper price of $3.00/lb (December 31, 2015 – $3.00/lb), molybdenum long-term prices of $11.00/lb (December 31, 2015 – $11.00/lb), and capital, operating and reclamation costs based on updated LOM plans. For the Peru and Arizona CGUs, a value of $272,000 and $212,000 (December 31, 2015 - $205,000 and $48,100, respectively), respectively, was utilized to estimate the value of mineral resources not included in the LOM plan.

Expected future cash flows used to determine the FVLCD used in the impairment testing are inherently uncertain and could materially change over time. Should management’s estimate of the future not reflect actual events, impairments may be identified. This may have a material effect on the Company’s consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked. For example, a decrease in the assumed price of long-term copper could result in amendments to the mine plans which would partially offset the effect of lower prices. It is difficult to determine how all of these factors would interrelate; however, in deriving a recoverable amount, Management believes all of these factors need to be considered.

As at December 31, 2016, the estimated recoverable amounts of the Peru and Arizona CGUs exceeded their carrying amount, consequently no impairment was required. As at December 31, 2015, the carrying amounts of the Peru and Arizona CGUs exceeded their estimated recoverable amount, consequently the goodwill and property, plant and equipment balances have been adjusted to their recoverable amounts. A breakdown of these amounts is provided in note 7g.

Management’s estimate of future net cash flows is subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Group’s long-lived assets and goodwill. This may have a material effect on the Group’s consolidated financial statements.

For the Peru CGU, a decrease of 10% in the average LOM copper price or a 1.0 percentage point increase in the real discount rate, in isolation of each other, would result in a decrease in FVLCD of $381 million or $143 million (December 31, 2015 – $340 million or $95 million, respectively), respectively.

For the Arizona CGU, a decrease of 10% in the average LOM copper price or a 1.0 percentage point increase in the real discount rate, in isolation of each other, would result in a decrease in FVLCD of $312 million or $147 million (December 31, 2015 – $230 million or $96 million, respectively), respectively.

As at December 31, 2016, the difference between the FVLCD and the CGUs carrying value tested was $75 million for Peru CGU and $102 million for the Arizona CGU, respectively.

9.	Cash and cash equivalents

	Dec. 31, 2016	Dec. 31, 2015
Cash on hand and demand deposits	$129,850	$53,837
Short-term money market instruments with maturities
of three months or less at acquisition date	17,014	15

	$146,864	$53,852

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

10.	Trade and other receivables

	Dec. 31, 2016	Dec. 31, 2015
Current
Trade receivables	$85,386	$85,373
Embedded derivatives - provisional pricing (note 28c)	12,538	(13,653)
Statutory receivables	43,808	122,288
Receivable from joint venture partners	-	6,772
Other receivables	10,835	27,898
	152,567	228,678
Non-current
Taxes receivable	12,424	1,112
Receivable from joint venture partners	18,681	23,067
Other receivables	1,543	2,044
	32,648	26,223

	$185,215	$254,901

As at December 31, 2016, $42,273 (December 31, 2015 - $111,991) of the current statutory receivables relates to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures and operating expenses. Management expects to receive the amount within one year.

The receivable from joint venture partners are for the Group’s joint venture partners for the Reed mine in Manitoba and the Rosemont project in Arizona. As at December 31, 2016, the balances of these receivables were $nil and $18,681, respectively (December 31, 2015 - $14,275 and $15,564, respectively). During the year ended December 31, 2016 the Group’s joint venture partner for the Reed mine in Manitoba repaid their loans.

11.	Inventories

	Dec. 31, 2016	Dec. 31, 2015
Current
Stockpile	$9,368	$13,241
Work in progress	9,100	6,200
Finished goods	54,583	69,082
Materials and supplies	39,413	31,663
	112,464	120,186
Non-current
Materials and supplies	4,537	5,649

	$117,001	$125,835

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $803,802 for the year ended December 31, 2016 (year ended December 31, 2015 - $648,967).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

12.	Prepaid expenses

	Dec. 31, 2016	Dec. 31, 2015
Prepayments to suppliers related to operations	$3,673	$8,177
Prepaid insurance and other	319	802

	$3,992	$8,979

13.	Other financial assets

	Dec. 31, 2016	Dec. 31, 2015
Current
Derivative assets	$3,397	$16,512

Non-current
Available-for-sale investments	13,508	9,206
Investments at fair value through profit or loss	192	59
Restricted cash	17,148	63,465
	30,848	72,730

	$34,245	$89,242

Available-for-sale investments

Available-for-sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded. During the year ended December 31, 2016 and year ended December 31, 2015, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $1,102 and $4,888, respectively, from the available-for-sale reserve within equity to the consolidated income statements (note 7f).

The following table summarizes the change in available-for-sale investments:

	Dec. 31, 2016	Dec. 31, 2015

Balance, beginning of year	$9,206	$16,115
Additions	2,857	779
Increase (decrease) from remeasurement to fair value	3,598	(5,287)
Disposals	(2,206)	(92)
Effect of movements in exchange rates	53	(2,309)

Balance, end of year	$13,508	$9,206

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

14.	Intangible assets - computer software

	Dec. 31, 2016	Dec. 31, 2015

Cost
Balance, beginning of year	$16,179	$16,004
Additions	407	2,750
Effects of movement in exchange rates	412	(2,575)
Balance, end of year	16,998	16,179

Accumulated amortization
Balance, beginning of year	7,320	5,606
Amortization for the year	2,882	2,801
Effects of movement in exchange rates	182	(1,087)
Balance, end of year	10,384	7,320

Net book value	$6,614	$8,859

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

15.	Property, plant and equipment

	Exploration
	and	Capital
	evaluation	works in	Mining	Plant and
Dec. 31, 2016	assets	progress	properties	equipment	Total

Cost
Balance, beginning of year	$14,650	$812,618	$1,603,952	$2,289,556	$4,720,776
Additions	-	87,505	45,383	15,445	148,333
Capitalized stripping and development	-	19,666	48,886	-	68,552
Decommissioning and restoration	-	(46)	1,966	23,036	24,956
Interest capitalized	-	14,705	-	-	14,705
Transfers and other movements	-	(89,506)	56,848	32,658	-
Disposals	-	(1,501)	-	(11,089)	(12,590)
Effects of movement in exchange rates	365	1,334	18,382	18,897	38,978
Other	-	(16)	15	155	154
Balance, end of year	15,015	844,759	1,775,432	2,368,658	5,003,864

Accumulated depreciation
Balance, beginning of year	-	-	394,098	436,402	830,500
Depreciation for the year	-	-	119,420	178,175	297,595
Disposals	-	-	-	(9,160)	(9,160)
Effects of movement in exchange rates	-	-	9,810	9,076	18,886
Other	-	-	132	88	220
Balance, end of year	-	-	523,460	614,581	1,138,041

Net book value	$15,015	$844,759	$1,251,972	$1,754,077	$3,865,823

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

	Exploration
	and	Capital
	evaluation	works in	Mining	Plant and
Dec. 31, 2015	assets	progress	properties	equipment	Total

Cost
Balance, beginning of year	$15,584	$3,253,239	$681,540	$824,207	$4,774,570
Additions	-	321,474	1,571	4,281	327,326
Acquisition of New Britannia (note 6)	2,890	10,410	-	-	13,300
Capitalized development	-	-	98,906	-	98,906
Decommissioning and restoration	-	1,861	7,502	13,143	22,506
Interest capitalized	-	41,996	-	-	41,996
Transfers and other movements	-	(2,705,466)	1,006,254	1,699,212	-
Impairment	-	(54,462)	(77,571)	(119,766)	(251,799)
Disposals	(1,095)	-	(812)	(12,553)	(14,460)
Pre-production revenue	-	(56,218)	-	-	(56,218)
Effects of movement in exchange rates	(2,729)	(216)	(113,438)	(118,968)	(235,351)
Balance, end of year	14,650	812,618	1,603,952	2,289,556	4,720,776

Accumulated depreciation
Balance, beginning of year	-	-	354,491	355,076	709,567
Depreciation for the year	-	-	101,189	148,998	250,187
Disposals	-	-	-	(10,272)	(10,272)
Effects of movement in exchange rates	-	-	(61,582)	(57,400)	(118,982)
Balance, end of year	-	-	394,098	436,402	830,500

Net book value	$14,650	$812,618	$1,209,854	$1,853,154	$3,890,276

Refer to note 3i for a description of depreciation methods used by the Group and note 3i(iv) for depreciation rates of major classes of assets. Depreciation of property, plant and equipment and intangible assets related to producing properties is initially recognized in inventory and is then transferred to the cost of sales in the consolidated income statements as sales occur. Refer to note 7b for amounts recognized in the consolidated income statements.

During the year ended December 31, 2015, the Group recognized impairment losses on property, plant and equipment of $251,799. A breakdown of those impairments is provided in note 7g.

The Group has determined that the level of activity that represented commercial production for Constancia is production of an average of 60% of design capacity over a three-month period. On April 30, 2015 the Constancia mine met the threshold. The Group concluded that commercial production related to the Constancia mine commenced on May 1, 2015. At this time, the carrying value of the related assets within capital works in progress were reclassified to plant and equipment and mining properties, and depreciation of the assets commenced.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

16.	Trade and other payables

	Dec. 31, 2016	Dec. 31, 2015
Trade payables	$80,509	$62,359
Accruals and payables	78,154	93,797
Accrued interest	4,300	23,267
Exploration and evaluation payables	64	153
Embedded derivatives - provisional pricing (note 28c)	86	(118)
Statutory payables	6,549	7,727

	$169,662	$187,185

Accruals and payables include operational and capital costs and employee benefit amounts owing.

17.	Other liabilities

	Dec. 31, 2016	Dec. 31, 2015
Current
Provisions (note 20)	$14,367	$10,630
Pension liability (note 21)	24,635	23,221
Other employee benefits (note 22)	2,356	2,107
Unearned revenue	849	1,709

	$42,207	$37,667

18.	Long-term debt

Long-term debt is comprised of the following:

	Dec. 31, 2016	Dec. 31, 2015
Senior unsecured notes (a)	$986,574	$917,329
Equipment finance facility (b)	50,267	66,521
Senior secured revolving credit facilities (c)	195,323	291,030
	1,232,164	1,274,880
Less: current portion	(16,490)	(69,875)

	$1,215,674	$1,205,005

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(a)	Senior unsecured notes

Balance, January 1, 2015	$915,846
Change in fair value of embedded derivative (prepayment option)	1,049
Accretion of transaction costs	434
Balance, December 31, 2015	$917,329
Addition to Principal, net of $12,329 in transaction costs	987,671
Payments made	(920,000)
Change in fair value of the New Notes embedded derivative (prepayment option)	(1,146)
Write-down of unamortized transaction costs	2,216
Accretion of transaction costs and premiums	504

Balance, December 31, 2016	$986,574

On December 12, 2016 and December 28, 2016, the Group redeemed for cash all of its outstanding $920,000 aggregate principal amount of 9.50% senior unsecured notes due 2020.

The unamortized transaction costs of $2,216 were expensed upon extinguishment of the Group’s 9.50% senior unsecured notes. The early redemption of the Group’s 9.50% senior unsecured notes resulted in a charge of $47,718, which was recorded on the consolidated income statements.

On December 12, 2016, the Group completed an offering of $1,000,000 aggregate principal amount of senior notes in two series: (i) a series of 7.25% senior notes due 2023 in an aggregate principal amount of $400,000 (the “2023 Notes”) and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600,000 (together with the 2023 Notes, the “New Notes”). The New Notes are guaranteed on a senior unsecured basis by HBMS, HBED, HMS and Hudbay Peru (note 33).

(b)	Equipment finance facility

Balance, January 1, 2015	$71,221
Addition to Principal, net of transaction costs	10,092
Payments made	(15,902)
Accretion of transaction costs	1,110
Balance, December 31, 2015	$66,521
Transaction costs	(1,013)
Payments made	(16,490)
Accretion of transaction costs	1,249

Balance, December 31, 2016	$50,267

The equipment finance facility is reflected in the consolidated balance sheets as follows:

	Dec. 31, 2016	Dec. 31, 2015
Current	$16,490	$16,490
Non-current	33,777	50,031

	$50,267	$66,521

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(c)	Senior secured revolving credit facilities

Balance, January 1, 2015	$-
Addition to Principal, net of transaction costs	304,374
Payments made	(14,925)
Accretion of transaction costs	1,581
Balance, December 31, 2015	$291,030
Addition to Principal, net of transaction costs	60,021
Payments made	(160,000)
Accretion of transaction costs	4,272

Balance, December 31, 2016	$195,323

The senior secured credit facilities are reflected in the consolidated balance sheets as follows:

	Dec. 31, 2016	Dec. 31, 2015
Current	$-	$53,385
Non-current	195,323	237,645

Balance, December 31, 2016	$195,323	$291,030

On March 30, 2016, the Group completed a restructuring of its two senior credit facilities. The two facilities now share substantially similar terms and conditions, except that the $350,000 Canada facility is secured by the Group’s Manitoba assets and the $200,000 Peru facility is secured by the Group’s Peru assets. The facilities mature on March 31, 2019, and bear interest at LIBOR plus 4.50% .

19.	Deferred revenue

On August 8, 2012 and November 4, 2013, the Group entered into precious metals stream transactions with Silver Wheaton whereby the Group has received aggregate deposit payments of $885,000 against delivery of (i) 100% of payable gold and silver from the 777 mine until the end of 2016, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life; and (ii) 100% of payable silver and 50% of payable gold from the Constancia mine.

In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia operations. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

In February 2010, Hudbay Arizona entered into a precious metals stream transaction with Silver Wheaton whereby the Group will receive deposit payments of $230,000 against delivery of 100% of the payable silver and gold from the Rosemont project. The deposit will be payable upon the satisfaction of certain conditions precedent, including the receipt of permits for the Rosemont project and the commencement of construction. In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $450 per ounce (for gold) and $3.90 per ounce (for silver), subject to 1% annual escalation after three years. To date, no such deposit has been received under the terms of this contract.

The following table summarizes changes in deferred revenue:

Balance, January 1, 2015	$688,125
Recognition of revenue	(51,860)
Effects of changes in foreign exchange	(39,005)
Balance, December 31, 2015	$597,260
Recognition of revenue	(65,762)
Effects of changes in foreign exchange	6,354

Balance, December 31, 2016	$537,852

Deferred revenue is reflected in the consolidated balance sheets as follows:

	Dec. 31, 2016	Dec. 31, 2015
Current	$65,619	$68,250
Non-current	472,233	529,010

	$537,852	$597,260

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

20.	Provisions

	Decommis-
	sioning,
	restoration	Deferred	Restricted
	and similar	share units	share units[1]
	liabilities	(note 25)	(note 25)	Other	Total
Balance, January 1, 2016	$147,035	$2,803	$4,388	$-	$154,226
Net additional provisions made	30,038	1,018	6,348	1,922	39,326
Amounts used	(894)	(1,078)	(2,736)	(430)	(5,138)
Unwinding of discount (note 7f)	2,586	-	-	-	2,586
Effect of change in discount rate	(4,189)	-	-	-	(4,189)
Effect of foreign exchange	2,720	97	(47)	20	2,790
Effect of change in share price	-	1,093	3,099	276	4,468

Balance, December 31, 2016	$177,296	$3,933	$11,052	$1,788	$194,069

1 Certain amounts relating to the Arizona segment are capitalized.

Provisions are reflected in the consolidated balance sheets as follows:

Current (note 17)	$1,054	$3,933	$8,451	$929	$14,367
Non-current	176,242	-	2,601	859	179,702

	$177,296	$3,933	$11,052	$1,788	$194,069

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

	Decommis-
	sioning,
	restoration	Deferred	Restricted
	and similar	share units	share units[1]
	liabilities	(note 25)	(note 25)	Total
Balance, January 1, 2015	$159,809	$5,084	$9,179	$174,072
Net additional provisions made	16,700	1,065	9,645	27,410
Amounts used	(1,682)	-	(4,798)	(6,480)
Unused amounts reversed	(157)	-	-	(157)
Acquisition of New Britannia	1,861	-	-	1,861
Disposal of Balmat	(20,112)	-	-	(20,112)
Unwinding of discount (note 7f)	2,811	-	-	2,811
Effect of change in discount rate	4,612	-	-	4,612
Effect of foreign exchange	(16,807)	(844)	(987)	(18,638)
Effect of change in share price		(2,502)	(8,651)	(11,153)

Balance, December 31, 2015	$147,035	$2,803	$4,388	$154,226

1 Certain amounts relating to the Arizona segment are capitalized.

Provisions reflected in the consolidated balance sheets as follows:

Current (note 17)	$4,270	$2,803	$3,557	$10,630
Non-current	142,765	-	831	143,596

	$147,035	$2,803	$4,388	$154,226

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

Decommissioning, restoration and similar liabilities

The Group's decommissioning, restoration and similar liabilities relate to the rehabilitation and closure of currently operating mines and metallurgical plants, development-phase properties and closed properties. The amount of the provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the year ended December 31, 2016 additional provisions were recognized as a result of an increased pit footprint, as per mine plan, at the Constancia operation and an updated closure plan for a site in the Manitoba business unit. In addition, updates to certain closure plans in Manitoba resulted in increases in expected cash outflows.

The Group's decommissioning and restoration liabilities relate mainly to its Manitoba operations. Management anticipates that significant decommissioning and restoration activities will take place near the time closure of the mining and processing facilities, anticipated to occur from 2019 for Flin Flon operations and up to 2032 for Snow Lake operations (including the Lalor mine). However, these provisions also reflect estimated post-closure cash flows that extend to 2099 for ongoing monitoring and water treatment requirements. Management anticipates most decommissioning and restoration activities for the Constancia operation will occur from 2033 to 2040.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

These estimates have been discounted to their present value at rates ranging from 0.63% to 3.07% per annum (2015 - 0.47% to 2.94%), using pre-tax risk-free interest rates that reflect the estimated maturity of each specific liability.

21.	Pension obligations

The Group maintains non-contributory and contributory defined benefit pension plans for certain of its employees.

The Group uses a December 31 measurement date for all of its plans. For the Group's significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2016 using data as at December 31, 2015. For these plans, the next actuarial valuation required for funding purposes will be performed during 2017 as at December 31, 2016.

Movements in the present value of the defined benefit obligation in the current and previous years were as follows:

	Year ended
	December 31,
	2016	2015
Opening defined benefit obligation	$337,004	$383,759
Current service cost	10,768	11,727
Past service cost related to the new collective bargaining agreement	-	17,064
Other past service cost	-	588
Interest cost	13,415	13,554
Benefits paid from plan	(32,644)	(20,583)
Benefits paid from employer	(1,424)	(705)
Participant contributions	93	143
Effects of movements in exchange rates	10,348	(62,485)
Remeasurement actuarial (gains)/losses:
Arising from changes in demographic assumptions	-	(3,052)
Arising from changes in financial assumptions	14,955	(1,305)
Arising from experience adjustments	(3,350)	(1,701)

Closing defined benefit obligation	$349,165	$337,004

The defined benefit obligation closing balance, by member group, is as follows:

	Dec. 31, 2016	Dec. 31, 2015
Active members	$235,815	$235,877
Deferred members	3,636	3,225
Retired members	109,714	97,902

Closing defined benefit obligation	$349,165	$337,004

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Movements in the fair value of the pension plan assets in the current and previous years were as follows:

	Year ended
	December 31,
	2016	2015
Opening fair value of plan assets:	$279,523	$320,422
Interest income	11,634	11,252
Remeasurements (gains)/losses:
Return on plan assets (excluding amounts included in net interest expense)	2,905	(1,698)
Contributions from the employer	26,198	22,420
Employer direct benefit payments	1,424	705
Contributions from plan participants	93	143
Benefit payment from employer	(1,424)	(705)
Administrative expenses paid from plan assets	(77)	(78)
Benefits paid	(32,644)	(20,583)
Effects of changes in foreign exchange rates	8,519	(52,355)

Closing fair value of plan assets	$296,151	$279,523

The amount included in the consolidated balance sheets arising from the entity's obligation in respect of its defined benefit plans is as follows:

	Dec. 31, 2016	Dec. 31, 2015
Present value of funded defined benefit obligation	$333,720	$322,769
Fair value of plan assets	(296,151)	(279,523)
Present value of unfunded defined benefit obligation	15,445	14,235

Net liability arising from defined benefit obligation	$53,014	$57,481

Reflected in the consolidated balance sheets as follows:

	Dec. 31, 2016	Dec. 31, 2015
Pension obligation - current (note 17)	$24,635	$23,221
Pension obligation - non-current	28,379	34,260

Total pension obligation	$53,014	$57,481

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Pension expense is as follows:

	Dec. 31, 2016	Dec. 31, 2015
Service costs:
Current service cost	$10,768	$11,727
Past service cost and loss from settlements	-	17,064
Total service cost	10,768	28,791
Net interest expense	1,781	2,302
Administration cost	77	78

Defined benefit pension expense	$12,626	$31,171

Defined contribution pension expense	$829	$824

Remeasurement on the net defined benefit liability:

	Dec. 31, 2016	Dec. 31, 2015
(Return)/loss on plan assets (excluding amounts included in net interest expense)	$(2,905)	$1,698
Actuarial gains arising from changes in demographic assumptions	-	(3,052)
Actuarial losses/(gains) arising from changes in financial assumptions	14,955	(1,305)
Actuarial gains arising from experience adjustments	(3,350)	(1,701)

Defined benefit loss/(gain) related to remeasurement	$8,700	$(4,360)

Total pension cost	$22,155	$27,635

Pension amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory.

The current service cost, the interest cost and administration cost for the year are included in the employee benefits expense. The remeasurement of the net defined benefit liability is included in OCI.

Past service costs in 2015 related to the new collective bargaining agreements in Manitoba.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

The defined benefit pension plans typically expose the Group to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk

The present value of the liabilities for the defined benefit plans is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on plan assets is below this rate, it will create a plan deficit. The Group's primary quantitative investment objectives are maximization of the long term real rate of return, subject to an acceptable degree of investment risk and preservation of principal. Risk tolerance is established through consideration of several factors including past performance, current market condition and the funded status of the plan.

Interest risk	A decrease in the bond interest rate will increase the pension plan liabilities; however, this will be partially offset by an increase in the return on the plan's debt investments.
Longevity risk

The present value of the defined benefit plans liabilities is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the pension plans liabilities.

Salary risk

The present value of the defined benefit plans liabilities for some of the pension plans is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plans' liabilities.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	2016	2015
Defined benefit cost:
Discount rate - benefit obligations	4.08%	3.97%
Discount rate - service cost	4.25%	3.97%
Expected rate of salary increase[1]	3.00%	3.00%
Average longevity at retirement age for current pensioners
(years)[2]:
Males	20.8	21.5%
Females	23.3	24.0%

	2016	2015
Defined benefit obligation:
Discount rate	3.69%	4.08%
Expected rate of salary increase[1]	2.75%	3.00%
Average longevity at retirement age for current pensioners (years)[2]:
Males	20.9	20.8
Females	23.3	23.3
Average longevity at retirement age for current employees (future pensioners) (years)2:
Males	22.2	22.2
Females	24.5	24.5

1 Plus merit and promotional scale based on member's age
2 CPM2014 Priv with CPM-B projection scale.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

The Group reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date affect these assumptions from year to year. In determining the discount rate, the Group considers the duration of the pension plan liabilities.

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, expected salary increase and mortality. The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting periods, while holding other assumptions constant:

-	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $25,104 (increase by $28,263).
-	If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by $3,955 (decrease $3,606).
-	If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligation would increase by $4,980 (decrease by $7,032)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the consolidated balance sheets.

The Group’s main pension plans are registered federally with the Office of the Superintendent of Financial Institution and with the Canada Revenue Agency. The registered pension plans are governed in accordance with the Pension Benefits Standards Act and the Income Tax Act. The sponsor contributes the amount needed to maintain adequate funding as dictated by the prevailing regulations.

Expected employer contribution to the pension plans for the fiscal year ending December 31, 2017 is $24,635.

The average duration of the pension obligation at December 31, 2016 is 15.7 years (2015 – 14.9 years). This number can be broken down as follows:

-	Active members: 17.1 years (2015: 16.2 years)
-	Deferred members: 23.5 years (2015: 18.5 years)
-	Retired members: 12.4 years (2015: 11.7 years)

Asset-Liability-Matching studies are performed periodically to analyse the investment policies in terms of risk-and-return profiles.

The actual return on plan assets in 2016 was 5.01% (2015: 3.42%)

The pension plans do not invest directly in either securities or property/real estate of the Group.

With the exception of fixed income investments, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

The following is a summary of the fair value classification levels for investment:

December 31, 2016	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$4,515	$-	$-	$4,515
Pooled equity funds	121,103	-	-	121,103
Pooled fixed income funds	-	143,489	-	143,489
Alternative investment funds	-	26,404	-	26,404
Balanced funds	-	640	-	640

	$125,618	$170,533	$-	$296,151

December 31, 2015	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$4,387	$-	$-	$4,387
Pooled equity funds	110,853	-	-	110,853
Pooled fixed income funds	-	140,949	-	140,949
Alternative investment funds	-	22,797	-	22,797
Balanced funds	-	537	-	537

	$115,240	$164,283	$-	$279,523

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

22.	Other employee benefits

The Group sponsors both other long-term employee benefit plans and non-pension post-employment benefits plans and uses a December 31 measurement date. These obligations relate mainly to commitments for post-retirement health benefits. Information about the Group's post-employment and other long-term employee benefits is as follows:

Movements in the present value of the defined benefit obligation in the current and previous years were as follows:

	Year ended
	December 31,
	2016	2015
Opening defined benefit obligation	$80,259	$151,553
Current service cost[1]	2,579	4,091
Interest cost	3,367	5,465
Effects of movements in exchange rates	2,197	(23,997)
Remeasurement actuarial (gains)/losses:
Arising from changes in demographic assumptions	-	(52,089)
Arising from changes in financial assumptions	2,712	(622)
Arising from experience adjustments	(160)	(2,195)
Benefits paid	(1,949)	(1,947)

Closing defined benefit obligation	$89,005	$80,259

1 Includes remeasurement of other long term employee benefits

The defined benefit obligation closing balance, by group member, is as follows:

	Dec 31, 2016	Dec 31, 2015
Active members	$52,611	$47,267
Inactive members	36,394	32,992

Closing defined benefit obligation	$89,005	$80,259

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Movements in the fair value of defined benefit amounts in the current and previous years were as follows:

	Dec. 31, 2016	Dec. 31, 2015
Employer contributions	$1,949	$1,947
Benefits paid	(1,949)	(1,947)

Closing fair value of assets	$-	$-

The non-pension employee benefit plan obligations are unfunded.

Reconciliation of assets and liabilities recognized in the consolidated balance sheets:

	Dec. 31,	Dec. 31,
	2016	2015
Unfunded benefit obligation	$89,005	$80,259
Vacation accrual and other - non-current	2,624	2,543

Net liability	$91,629	$82,802

Reflected in the consolidated balance sheets as follows:

	Dec. 31,	Dec. 31,
	2016	2015
Other employee benefits liability - current (note 17)	$2,356	$2,107
Other employee benefits liability - non-current	89,273	80,695

Net liability	$91,629	$82,802

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Other employee future benefit expense includes the following:

	Dec. 31, 2016	Dec. 31, 2015
Current service cost[1]	$2,579	$4,091
Net interest cost	3,367	5,465

Components recognized in income statements	$5,946	$9,556

1 Includes remeasurement of other long term employee benefits

	Dec. 31, 2016	Dec. 31, 2015
Remeasurement on the net defined benefit liability:
Actuarial (gains)/losses arising from changes in demographic assumptions	$-	$(52,089)
Actuarial (gains)/losses arising from changes in financial assumptions	2,712	(622)
Actuarial gains arising from changes experience adjustments	(160)	(2,195)

Components recognized in statements of comprehensive income	$2,552	$(54,906)

Total other employee future benefit cost	$8,498	$(45,350)

Other employee benefit amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

	2016	2015
Defined benefit cost:
Discount rate	4.19%	4.09%
Initial weighted average health care trend rate	6.28%	6.83%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years)[1]:
Males	21.6%	21.5
Females	24.0%	24.0

	2016	2015
Defined benefit obligation:
Discount rate	4.03%	4.19%
Initial weighted average health care trend rate	6.13%	6.28%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years):
Males	21.6	21.6
Females	24.1	24.0
Average longevity at retirement age for current employees (future pensioners) (years):
Males	23.0	22.9
Females	25.3	25.2

1 CPM2014 Priv with CPM-B projection scale.

The Group reviews the assumptions used to measure other employee benefit costs (including the discount rate) on an annual basis.

The other employee benefit costs typically expose the Group to actuarial risks such as: interest rate risk, health care cost inflation risk and longevity risk.

Interest risk	A decrease in the bond interest rate will increase the plan liabilities.
Health care cost inflation risk	The majority of the plan's benefit obligations are linked to health care cost inflation and higher inflation will lead to higher liabilities.
Longevity risk

The majority of the plans' benefit liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plans liabilities. This is particularly significant for benefits subject to health care cost inflation where increases in inflation result in higher sensitivity to changes in life expectancy.

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding other assumptions constant:

-	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $7,190 (increase by $8,208).
-	If the health care cost assumption increases (decreases) by 1%, the defined benefit obligation would increase by $16,939 (decrease by $13,257).
-	If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligations would increase by $3,237 (decrease by $3,217).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

The average duration of the non pension post employment obligation at December 31, 2016 is 18.1 year (2015: 18.1 years). This number can be broken down as follows:

-	Active members: 22.1 years (2015: 22.1 years)
-	Inactive members: 12.7 years (2015: 12.8 years)

23.	Income and mining taxes

(a)	Tax expense (recovery):

The tax expense (recovery) is applicable as follows:

	Year ended
	December 31,
	2016	2015
Current:
Income taxes	$7,000	$7,202
Mining taxes	10,280	7,379
Adjustments in respect of prior years	-	1,319
	17,280	15,900
Deferred:
Income taxes - origination and reversal of temporary differences	20,954	(76,192)
Canadian mining taxes - origination and reversal of temporary differences	3,739	622
Peruvian mining tax - origination and reversal of temporary difference	(1,441)	(8,944)
Adjustments in respect of prior years	266	1,001
	23,518	(83,513)

	$40,798	$(67,613)

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities.

(b)	Deferred tax assets and liabilities:

	Dec. 31, 2016	Dec. 31, 2015
Deferred income tax asset	$79,483	$40,670

Deferred income tax liability	(338,330)	(280,432)
Deferred mining tax liability - Canada	(4,706)	(775)
Deferred mining tax liability - Peru	(11,880)	(13,322)
	(354,916)	(294,529)

Net deferred tax liability balance	$(275,433)	$(253,859)

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(c)	Changes in deferred tax assets and liabilities:

	Year ended	Year ended
	Dec. 31, 2016	Dec. 31, 2015
Net deferred tax liability balance, beginning of period	$(253,859)	$(339,290)
Deferred tax (expense) recovery	(23,518)	83,513
OCI transactions	2,198	(1,053)
Foreign currency translation on the deferred tax liability	(254)	2,971

Net deferred tax liability balance, end of year	$(275,433)	$(253,859)

(d)	Reconciliation to statutory tax rate:

As a result of its mining operations, the Group is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include costs unrelated to mining operations as well as deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

A reconciliation between tax expense and the product of accounting profit multiplied by the Group’s statutory income tax rate for the years ended December 31, 2016 and 2015 is as follows:

	Year ended
	December 31,
	2016	2015
Statutory tax rate	27.00%	27.00%

Tax expense (recovery) from continuing operations at statutory rate	$1,513	$(107,741)
Effect of:
Deductions related to mining taxes	(3,223)	(2,347)
Adjusted income taxes	(1,710)	(110,088)
Mining tax expense (recovery)	12,771	(499)
	11,061	(110,587)
Temporary income tax differences not recognized	8,598	(218)
Permanent differences related to:
Capital items	401	2,726
Other income tax permanent differences	262	49,434
Impact of Manitoba remeasurement on decommissioning liability	13,803	2,108
Impact of statutory tax rate outside Peruvian Tax Stability agreement	7,960	1,346
Impact related to differences in tax rates in foreign operations	2,250	(18,676)
Impact related to tax assessments and tax return amendments	(104)	1,875
Foreign exchange on non-monetary items	(3,433)	4,379

Tax expense (recovery)	$40,798	$(67,613)

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(e)	Income tax effect of temporary differences - recognized:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2016 and 2015 are as follows:

	Balance sheet		Income Statement
			Year ended	Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2016	2015	2016	2015
Deferred income tax asset (liability)/ expense (recovery)
Property, plant and equipment	$1,163	$908	$(255)	$(385)
Pension obligation	942	727	(215)	38
Other employee benefits	2,972	1,501	(1,471)	1,413
Non-capital losses	59,034	34,936	(24,098)	(728)
Share issue and debt costs	16,319	1,461	(14,858)	415
Other	(947)	1,137	2,084	245
Deferred income tax asset / (recovery) expense	79,483	40,670	(38,813)	998
Deferred income tax liability (asset)/ expense (recovery)
Property, plant and equipment	417,060	394,250	22,810	(115,149)
Pension obligation	(12,150)	(14,508)	4,556	879
Other employee benefits	(14,806)	(12,695)	(2,111)	7,670
Asset retirement obligations	(11,357)	(16,058)	4,701	(165)
Non-capital losses	(46,500)	(68,067)	21,567	25,915
Other	6,083	(2,490)	8,318	4,651
Deferred income tax liability/ expense (recovery)	338,330	280,432	59,841	(76,199)
Deferred income tax liability/ expense (recovery)	$(258,847)	$(239,762)	$21,028	$(75,201)

The above reconciling items are disclosed at the tax rates that apply in the jurisdiction where they have arisen.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(f)	Income tax temporary differences - not recognized:

The Group has not recognized a deferred tax asset in respect of the following deductible income tax temporary differences:

	Dec. 31,	Dec. 31,
	2016	2015
Property, plant and equipment	$16,690	$71,212
Capital losses	109,670	133,832
Other employee benefits	52,093	51,984
Asset retirement obligations	135,481	44,728
Non-capital losses	99,737	95,186
Other	-	3,540

Temporary differences not recognized	$413,671	$400,482

The deductible temporary differences excluding non-capital losses do not expire under current tax legislation.

The Canadian non-capital losses were incurred between 2006 and 2016 and expire between 2026 and 2036. The Group incurred United States net operating losses between 2004 and 2016 which have a twenty year carry forward period. Peruvian net operating losses were incurred from 2013 to 2016 which have a four year carry forward period.

(g)	Mining tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the deferred mining tax assets and liabilities at December 31, 2016 and December 31, 2015 are as follows:

	Dec. 31,	Dec. 31,
Canada	2016	2015

Property, plant and equipment	$(4,706)	$(775)

	Dec. 31,	Dec. 31,
Peru	2016	2015

Property, plant and equipment	$(11,880)	$(13,322)

For the year ended December 31, 2016, the Group had unrecognized deferred mining tax assets of approximately $7,610 (December 31, 2015 - $5,641)

(h)	Unrecognized taxable temporary differences associated with investments:

There are no taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized.

(i)	Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(j)	Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

24.	Share capital

(a)	Preference shares:

Authorized: Unlimited preference shares without par value

(b)	Common shares:

Authorized: Unlimited common shares without par value

Issued and fully paid:

	Year ended		Year ended
	Dec. 31, 2016		Dec. 31, 2015
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of year	235,231,688	$1,576,600	233,615,857	$1,562,249
Exercise of stock options	-	-	258,831	1,152
Equity issuance	2,039,500	11,814	1,357,000	13,199
Share issue costs, net of tax	-	(95)		-

Balance, end of year	237,271,188	$1,588,319	235,231,688	$1,576,600

During the year, the Company issued 1,000,000 Hudbay common shares for net proceeds of $4,958 in connection with the vesting of restricted share units. On December 12, 2016 the Company issued 1,039,500 Hudbay common shares and 561,000 Hudbay warrants for net proceeds of $6,761 upon the exercise of 3,300,000 Augusta warrants which were assumed as part of the acquisition of Hudbay Arizona and which entitled the holder to acquire 0.315 of a Hudbay common share and 0.17 of a Hudbay warrant for each Augusta warrant (note 28e).

During the year, the Company paid two semi-annual dividends of C$0.01 per share each. The Company paid $1,773 and $1,794 on March 31, 2016 and September 30, 2016 to shareholders of record as of March 11, 2016 and September 9, 2016, respectively.

In 2015, the Company paid $1,842 and $1,762 on March 31, 2015 and September 30, 2015 to shareholders of record as of March 13, 2015 and September 11, 2015, respectively.

The Company declared a semi-annual dividend of C$0.01 per share on February 22, 2017. The dividend will be paid on March 31, 2017 to shareholders of record as of March 10, 2017 and is expected to total C$2,373.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

25.	Share-based payments

(a)	Cash-settled share-based payments:

The Group has two cash-settled share-based payment plans, as described below.

Deferred Share Units (DSU)

At December 31, 2016, the carrying amount and the intrinsic value of the outstanding liability related to the DSU plan was $3,933 (December 31, 2015 - $2,803) (note 20). The following table outlines information related to DSUs granted, expenses recognized and payments made during the year.

	Year ended
	Dec. 31, 2016	Dec. 31, 2015
Granted during the year:
Number of units	231,867	147,867
Weighted average price (C$/unit)	$5.81	$7.20
Expenses (recovery) recognized during the year[1] (notes 7c, 20)	$2,111	$(1,437)
Payments made during the year (note 20)	$1,078	$-

1 This expense (recovery) relates to the grant of DSUs, as well as mark-to-market adjustments, and is presented within selling and administrative expenses on the consolidated income statements.

Restricted Share Units (RSU)

RSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of Hudbay, the cash equivalent based on the market price of the common shares as of the vesting date. RSUs may also be granted under Hudbay’s Share Unit Plan, however; the RSUs granted under the Share Unit Plan may only be settled in cash. Hudbay has historically settled all RSUs in cash. The Company has determined that the appropriate accounting treatment is to classify the RSUs as cash-settled transactions.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

At December 31, 2016, the carrying amount of the outstanding liability related to the RSU plan was $11,052 (December 31, 2015 - $4,388) (note 20). The following table outlines information related to RSUs granted, expenses recognized and payments made in the year.

	Year ended
	Dec. 31, 2016	Dec. 31, 2015
Number of units, beginning of year	1,943,507	1,905,495
Number of units granted during the year	2,576,957	951,313
Credits for dividends	14,776	6,413
Number of units forfeited during the year	(133,329)	(14,770)
Number of units vested [1]	(909,503)	(904,944)

Number of units, end of year	3,492,408	1,943,507

Weighted average price - granted (C$/unit)	$4.01	$10.49
Expenses recognized during the year[2] (note 7c)	$7,776	$1,118
Payments made during the year (note 20)	$2,736	$4,798

1 Includes 453,277 units that have vested; however, are unreleased and unpaid as of December 31, 2016.
2 This net expense reflects recognition of RSU expense over the service period, as well as mark-to-market adjustments, and is presented mainly within cost of sales and selling and administrative expenses. Certain amounts related to the Arizona segment are capitalized.

(b)	Equity-settled share-based payment - stock options:

The Group's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan").

Under the amended Plan, the Group may grant to employees, officers, directors or consultants of the Group or its affiliates options to purchase up to a maximum of 13 million common shares of the Group. Options granted under the amended Plan have a maximum term of five years and become exercisable as follows: the first 33 1/3% are exercisable after one year, the next 33 1/3% are exercisable after two years, and the last 33 1/3% are exercisable after three years. Except in specified circumstances, options are not assignable and terminate upon, or within a specified time following, the optionee ceasing to be employed by or associated with the Group. The Plan further provides that the price at which common shares may be issued under the Plan cannot be less than the market price of the common shares on the last trading date before the relevant options are approved by the Board.

Prior to the May 2008 amendment, the Plan approved in June 2005 allowed the Group to grant options up to 10% (to a maximum of 8 million issued outstanding options) of the issued and outstanding common shares of the Group to employees, officers, and directors of the Group for a maximum term of ten years. Of the common shares covered by the stock option plan, the first 33 1/3% were exercisable immediately, the next 33 1/3% were exercisable after one year, and the last 33 1/3% were exercisable after two years.

The Board’s current policy is to not make share option grants to our executives and directors. No options were granted under the Plan during the years ended December 31, 2016 and December 31, 2015, and none have been granted since 2010.

The Group estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

	Year ended		Year ended
	Dec. 31, 2016		Dec. 31, 2015
	Number	Weighted	Number	Weighted
	of shares	average	of shares	average
	subject	exercise	subject	exercise
	to option	price	to option	price
		C$		C$
Balance, beginning of year	1,904,185	$17.57	2,190,299	$15.96
Exercised	-	-	(258,831)	3.89
Forfeited	(125,677)	17.52	(27,283)	18.14
Expired	(308,131)	9.70	-	-

Balance, end of year	1,470,377	$19.24	1,904,185	$17.57

For stock options exercised during 2015, the weighted average share price at the exercise date was C$11.29.

The following table summarizes the options outstanding:

Dec. 31, 2016
		Weighted-	Weighted-		Weighted-
		average	average	Number of	average
Range of	Number of	remaining	exercise	options	exercise
exercise prices	options	contractual life	price	exercisable	price
C$	outstanding	(years)	C$		C$
$15.86 - 18.33	543,354	1.2	$15.86	543,354	$15.86
18.34 - 21.28	757,023	0.2	20.80	757,023	20.80
21.29 - 21.98	10,000	0.1	21.75	10,000	21.75
21.99 - 22.97	60,000	0.9	22.20	60,000	22.20
22.98 - 23.74	100,000	0.6	23.74	100,000	23.74

$15.86 - 23.74	1,470,377	0.6	$19.24	1,470,377	$19.24

Dec. 31, 2015

		Weighted-	Weighted-	Number of	Weighted-
		average	average	options	average
Range of exercise	Number of	remaining	exercise price	exercisable	exercise price
prices	options	contractual life
C$	outstanding	(years)	C$		C$
$9.70 - 12.78	320,465	0.2	$9.70	320,465	$9.70
12.79 - 18.33	603,359	2.2	15.86	603,359	15.86
18.34 - 21.28	810,361	1.2	20.80	810,361	20.80
21.29 - 22.97	70,000	1.8	22.14	70,000	22.14
22.98 - 23.74	100,000	1.6	23.74	100,000	23.74

$9.70 - 23.74	1,904,185	1.4	$17.57	1,904,185	$17.57

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

26.	Loss per share data

	Year ended
	December 31,
	2016	2015

Basic & diluted weighted average common shares outstanding	235,807,509	234,675,080

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares was used, the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the year ended December 31, 2016, the Group calculated diluted loss per share using 235,807,509 common shares. For the year ended December 31, 2015, the Group calculated diluted loss per share using 234,675,080 common shares.

27.	Capital management

The Group’s definition of capital includes total equity and long-term debt. The Group’s long-term debt balance as at December 31, 2016 was $1,215,674 (December 31, 2015 – $1,205,005).

The Group’s objectives when managing capital are to maintain a strong capital base in order to:

-	Advance the Group’s corporate strategies to create long-term value for its stakeholders; and
-	Sustain the Group’s operations and growth throughout metals and materials cycles

Hudbay monitors its capital and capital structure on an ongoing basis to ensure they are sufficient to achieve the Group’s short-term and long-term strategic objectives in a capital intensive industry. The Group faces several risks, including volatile metals prices, access to capital, and risk of delays and cost escalation associated with major capital projects. The Group continually assesses the adequacy of its capital structure to ensure its objectives are met. Hudbay monitors its cash and cash equivalents, which were $146,864 as at December 31, 2016 (2015 - $53,852), together with availability under its committed credit facilities. The Group invests its cash and cash equivalents primarily in Canadian bankers’ acceptances, deposits at major Canadian banks, or treasury bills issued by the federal or provincial governments. In addition to the requirement to maintain sufficient cash balances to fund continuing operations, the Group must maintain sufficient cash to fund the interest expense on the long-term debt outstanding (note 18). As part of the Group’s capital management activities, the Group monitors interest coverage ratios and leverage ratios.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

28.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group's financial instruments and non- financial derivatives:

	Dec. 31, 2016		Dec. 31, 2015
	Fair	Carrying	Fair	Carrying
Recurring measurements	Value	Value	Value	Value
Loans and receivables
Cash and cash equivalents [1]	$146,864	$146,864	$53,852	$53,852
Restricted cash[1]	17,148	17,148	63,465	63,465
Trade and other receivables[1,2]	116,445	116,445	145,154	145,154
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	12,538	12,538	(13,653)	(13,653)
Non-hedge derivative assets[3]	3,397	3,397	16,512	16,512
Prepayment option - embedded derivative[7]	4,430	4,430	-	-
Investments at FVTPL[4]	192	192	59	59
Available-for-sale investments[4]	13,508	13,508	9,206	9,206
Total financial assets	314,522	314,522	274,595	274,595
Financial liabilities at amortized cost
Trade and other payables[1,2]	163,027	163,027	179,576	179,576
Finance leases	12,932	12,932	3,225	3,225
Other financial liabilities[5]	17,231	22,998	12,045	24,479
Senior unsecured notes[6]	1,040,178	991,004	639,400	917,329
Equipment finance facility[8]	50,267	50,267	66,521	66,521
Senior secured revolving credit facilities[8]	195,323	195,323	291,030	291,030
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	86	86	(118)	(118)
Warrant liabilities[3]	7,588	7,588	5,047	5,047
Option liabilities[3]	570	570	653	653
Non-hedge derivative liabilities[3]	10,681	10,681	4,426	4,426
Total financial liabilities	1,497,883	1,454,476	1,201,805	1,492,168
Net financial liability	$(1,183,361)	$(1,139,954)	$(927,210)	$(1,217,573)

[1]

Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

[2]	Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.
[3]

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant and option liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

[4]

Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using available market closing prices.

[5]

These financial liabilities relate to agreements with communities near the Constancia operation in Peru which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

[6]	Fair value of the senior unsecured notes (note 18) has been determined using the quoted market price at the period end.
[7]

Fair value of the prepayment option embedded derivative related to the long-term debt has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

[8]	The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

−	Level 1:	Quoted prices in active markets for identical assets or liabilities;
−	Level 2:	Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and
−	Level 3:	Valuation techniques use significant inputs that are not based on observable market data.

December 31, 2016	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$12,538	$-	$12,538
Non-hedge derivatives	-	3,397	-	3,397
Investments at FVTPL	-	192	-	192
Prepayment option embedded derivative	-	4,430	-	4,430
Available-for-sale investments	12,018	-	1,490	13,508

	$12,018	$20,557	$1,490	$34,065
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$86	$-	$86
Non-hedge derivatives	-	10,681	-	10,681
Option liability	-	570	-	570
Warrant liabilities	7,588	-	-	7,588

	$7,588	$11,337	$-	$18,925

December 31, 2015	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$(13,653)	$-	$(13,653)
Non-hedge derivatives	-	16,512	-	16,512
Investments at FVTPL	-	59	-	59
Available-for-sale investments	7,761	-	1,445	9,206

	$7,761	$2,918	$1,445	$12,124
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$(118)	$-	$(118)
Non-hedge derivatives	-	4,426	-	4,426
Option liability	-	653	-	653
Warrant liabilities	5,047	-	-	5,047

	$5,047	$4,961	$-	$10,008

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

The Group's Level 3 investment relates to a minority investment in an unlisted junior mining company. As no observable inputs exist, the Group measures the Level 3 investment at the cost of the investment. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the year ended December 31, 2016, the Group did not make any transfers.

(b)	Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at December 31, 2016, the Group had 41,000 tonnes of copper fixed for floating swaps outstanding at an effective average price of $2.42/lb, which settle across February to June 2017. At December 31, 2015, the Group had 77,111 tonnes of copper fixed for floating swaps outstanding at an average fixed receivable price $2.37/lb, which settled across January 2016 through March 2016. The aggregate fair value of the transactions at December 31, 2016 was a liability position of $8,657 (December 31, 2015 - an asset position of $16,436).

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. At December 31, 2016, the Group held no gold or silver forward sales contracts. At December 31, 2015 the Group held 151,327 ounces of silver forward sales contracts and prices ranged from $14.17 to $15.21. The aggregate fair value of the transactions at December 31, 2015 was an asset position of $86.

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At December 31, 2016, the Group held contracts for forward zinc purchased of 2,644 tonnes (December 31, 2015 – 16,438 tonnes) that related to forward customer sales of zinc. Prices range from $1,514 to $2,783 per tonne (December 31, 2015 – $1,497 to $2,343) and settlement dates extend to November 2017. The aggregate fair value of the transactions at December 31, 2016 was a net asset position of $1,373 (December 31, 2015 – a net liability position of $4,386).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(c)	Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

As at December 31, 2016, the Group’s net position consisted of contracts awaiting final pricing for sales of 32,750 tonnes of copper (December 31, 2015 – 79,033 tonnes). In addition, at December 31, 2016, the Group’s net position consisted of contracts awaiting final pricing for sales of 13,827 ounces of gold and 116,912 ounces of silver (December 31, 2015 – 10,506 ounces of gold and 66,131 ounces of silver).

As at December 31, 2016, the Group’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of $2.51/lb (December 31, 2015 – $2.14/lb), $1,151/oz (December 31, 2015 – $1,060/oz) and $15.96/oz (December 31, 2015 – $13.78/oz), respectively.

The aggregate fair value of the embedded derivatives within the copper concentrate sales contracts at December 31, 2016, was an asset position of $12,538 (December 31, 2015 – a liability position of $13,653). The aggregate fair value of other embedded derivatives at December 31, 2016, was a liability position of $86 (December 31, 2015 – an asset position of $118).

Prepayment option embedded derivative

The senior unsecured notes (note 18) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 7f). The fair value of the embedded derivative at December 31, 2016 was an asset of $4,430 (December 31, 2015 - $nil).

(d)	Restricted cash

Hudbay Peru has $68,581 in letters of credit issued to support its reclamation obligations; these letters of credit had previously been cash collateralized. During the year ended December 31, 2016, Hudbay Peru reissued these letters of credit under the Peru facility and released the associated restricted cash, which in turn was utilized to repay indebtedness under the senior secured revolving credit facilities.

The restricted cash balance primarily relates to the Manitoba business unit which holds a cash-collateralized letter of credit to support its pension obligations. As at December 31, 2016, the restricted cash amount was $16,951 (December 31, 2015 - nil).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(e)	Warrants and option liabilities

A total of 22,391,490 warrants were issued as a result of the acquisition of Hudbay Arizona which entitle the holder to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

The purchase price of the acquisition of New Britannia Mine and Mill contained an option (European) that pays the seller $5,000 if the price of gold is equal to or above $1,400/oz on May 4, 2018.

(f)	Financial risk management

The Group’s financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits and reporting. Hudbay's policy objective, when hedging activities are undertaken, is to reduce the volatility of future profit and cash flow within the strategic and economic goals of the Group. The Group from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. The Group does not use derivative financial instruments for trading or speculation purposes.

The following is a discussion of the Group’s risk exposures.

(i)	Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices and interest rates will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

The Group’s primary exposure to foreign currency risk arises from:

-

Translation of Canadian dollar denominated costs and, to a lesser extent, Peruvian Nuevo soles cost into US dollars. Substantially all of the Group’s revenue are denominated in US dollars, while less than half of its costs are denominated in Canadian dollars. Generally, with gross profit, appreciation of the US dollar relative to the Canadian dollar will increase the Group’s profit.

-

Translation of foreign currency denominated cash and cash equivalents, trade and other receivables, trade and other payables, as well as other financial liabilities. Appreciation of the US dollar relative to a foreign currency will decrease the net asset value of these balances once they have been translated to US dollars, resulting in foreign currency translation losses on foreign currency denominated assets and gains on foreign currency denominated liabilities.

The Manitoba segment’s primary financial instrument foreign currency exposure is on US denominated cash and cash equivalents, trade and other receivables and other financial liabilities. The Peru segment’s primary financial instrument foreign currency exposure is on Peruvian Nuevo soles cash and cash equivalents, trade and other payables and other financial liabilities.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

As a result of the Company’s change in functional currency on July 1, 2015 to US dollars, the primary financial instrument foreign currency exposure for the Corporate and other activities segment has changed. The Corporate and other activities segment’s primary financial instrument foreign currency exposure is now on Canadian denominated cash and cash equivalents and trade and other payables.

The Group’s exposure to foreign currency risk was as follows based on notional financial instruments amounts stated in US equivalent dollars:

	Dec. 31, 2016			Dec. 31, 2015
	CAD[1]	USD [2]	PEN[3]	CAD[1]	USD[2]	PEN[3]
Cash and cash equivalents	$4,759	$8,121	$3,440	$5,077	$5,524	$1,922
Trade and other receivables	720	28,639	2,503	530	27,262	9,428
Other financial assets	13,279	-	-	9,100	-	-
Trade and other payables	(20,014)	(4,303)	(17,145)	(4,557)	(5,354)	(8,844)
Other financial liabilities	(7,588)	-	(22,998)	(5,117)	(8,304)	(24,479)
	$(8,844)	$32,457	$(34,200)	$5,033	$19,128	$(21,973)

1 HMI is exposed to foreign currency risk on CAD.
2 The Manitoba segment is exposed to foreign currency risk on USD.
3 The Peru segment is exposed to foreign currency risk on PEN.

The following sensitivity analysis for foreign currency risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2015 and does not reflect the overall effect that changes in market variables would have on the Group's results of operations.

		Would have changed	Would have changed
December 31, 2016	Change of:	2016 after-tax profit by:	2016 after-tax OCI by:
USD/CAD exchange rate[1]	+ 10%	3.9 million	(1.2) million
USD/CAD exchange rate[1]	- 10%	(4.9) million	1.5 million
USD/PEN exchange rate[2]	+ 10%	2.0 million	- million
USD/PEN exchange rate[2]	- 10%	(2.5) million	- million

		Would have changed	Would have changed
December 31, 2015	Change of:	2015 after-tax profit by:	2015 after-tax OCI by:
USD/CAD exchange rate[1]	+ 10%	$1.7 million	$(0.8) million
USD/CAD exchange rate[1]	- 10%	(1.7) million	1.0 million
USD/PEN exchange rate[2]	+ 10%	1.3 million	- million
USD/PEN exchange rate[2]	- 10%	(1.6) million	- million

1 Effect on profit due to foreign currency remeasurements of balances denominated in a currency different from a Hudbay subsidiary's functional currency; effect on OCI due to remeasurement of available-for-sale investments.
2 Effect on profit due to foreign currency remeasurement of balances denominated in Peruvian Sol.

Commodity price risk

Hudbay is exposed to market risk from prices for the commodities the Group produces and sells, such as copper, zinc, gold and silver. From time to time, the Group maintains price protection programs and conducts commodity price risk management through the use of derivative contracts.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

The following sensitivity analysis for commodity price risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year end date; each sensitivity calculation assumes all other variables are held constant, This analysis is based on values as at December 31, 2016 and does not reflect the overall effect that changes in market variables would have on the Groups’ results of operations.

		Would have changed		Would have changed
December 31, 2016	Change of:	2016 after-tax profit by:		2016 after-tax OCI by:
Copper prices ($/lb)[3]	+ $0.30	$(4.8) million	$	- million
Copper prices ($/lb)[3]	- $0.30	4.7 million		- million
Zinc prices ($/lb)[4]	+ $0.10	0.3 million		- million
Zinc prices ($/lb)[4]	- $0.10	(0.3) million		- million

		Would have changed		Would have changed
December 31, 2015	Change of:	2015 after-tax profit by:		2015 after-tax OCI by:
Copper prices ($/lb)[3]	+ $0.30	$1.5 million	$	- million
Copper prices ($/lb)[3]	- $0.30	(1.0) million		- million
Zinc prices ($/lb)[4]	+ $0.10	3.0 million		- million
Zinc prices ($/lb)[4]	- $0.10	(2.3) million		- million

3 Effect on profit due to embedded provisional pricing derivatives (note 28c) and copper fixed for floating swaps (note28b).
4 Effect on profit due to embedded provisional pricing derivatives (note 28c) and non-hedge zinc derivatives (note 28b).

Share price risk

Hudbay is exposed to market risk from share prices for the Group’s investments in listed Canadian metals and mining companies. These investments are made to foster strategic relationships, in connection with joint venture agreements and for investment purposes. Management monitors the value of these investments for the purposes of determining whether to add or reduce the Group’s positions.

The following sensitivity analysis for share price risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2016 and does not reflect the overall effect that changes in market variables would have on the Group’s finance expenses.

			Would have changed	Would have changed
December 31, 2016	Change of:		2016 after-tax profit by:	2016 after-tax OCI by:
Share prices[5]	+ 25%	$	- million	$4.5 million
Share prices[5]	- 25%		(0.8) million	(3.7) million

			Would have changed	Would have changed
December 31, 2015	Change of:		2015 after-tax profit by:	2015 after-tax OCI by:
Share prices[5]	+ 25%	$	- million	$2.3 million
Share prices[5]	- 25%		(1.1) million	(1.2) million

5 Effect on OCI due to mark-to-market and effect on profit due to impairment on available-for-sale investments in listed shares (note 13).

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Interest rate risk

The group is exposed to cash flow interest rate risk on its cash and cash equivalents, fair value interest rate risk on its embedded derivative associated with its Notes, and interest rate risk on its senior secured revolving credit facilities.

This analysis is based on values at December 31, 2016 and does not reflect the overall effect that changes in market variables would have on the group’s finance expenses.

		Would have changed		Would have changed
December 31, 2016	Change of:	2016 after-tax profit by:		2016 after-tax OCI by:
Interest rates	+ 2.00%	$(5.0) million	$	- million
Interest rates	- 2.00%	0.7 million		- million

		Would have changed		Would have changed
December 31, 2015	Change of:	2015 after-tax profit by:		2015 after-tax OCI by:
Interest rates	+ 2.00%	$(5.1) million	$	- million
Interest rates	- 2.00%	1.6 million		- million

At December 31, 2016 and 2015,the effect of interest rate changes on the Group's cash equivalents would not have resulted in a significant tax impact on profit.

Refer to note 9 for information about the Group’s cash and cash equivalents.

(ii)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its obligations. The Group’s maximum exposure to credit risk at the reporting date is represented by the carrying amount, net of any impairment losses recognized, of financial assets and non financial derivative assets recorded on the consolidated balance sheets. Refer to note 28a.

A large portion of the Group’s cash and cash equivalents are represented by deposits with major Schedule 1 Canadian banks. Deposits and other investments with Schedule 1 Canadian banks represented 87% of total cash and cash equivalents as at December 31, 2016 (2015 – 90%). The Group’s investment policy requires it to comply with a list of approved investment, concentration and maturity limits, as well as credit quality. Credit concentrations in the group’s short term investments are monitored on an ongoing basis.

Transactions involving derivatives are with counterparties the Group believes to be creditworthy.

Management has a credit policy in place that requires the Group to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. At December 31, 2016, approximately 79% of the Group’s trade receivables were insured or payable by letters of credit (2015 - 44% were insured or payable by letters of credit). Insured receivables have a credit insurance deductible of 10%. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis.

Five customers accounted for approximately 79% of total trade receivables as at December 31, 2016 (2015 – six customers accounted for approximately 85%). Credit risk for these customers is assessed as medium to low risk.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

As at December 31, 2016, none of the Group’s trade receivables was aged more than 30 days (2015 – nil).

(iii)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its obligations associated with financial liabilities. Hudbay's objective is to maintain sufficient liquid resources to meet operational and investing requirements.

The following summarizes the contractual undiscounted cash flows of the Group’s non-derivative and derivative financial liabilities, including any interest payments, by remaining contractual maturity. The table includes all instruments held at the reporting date for which payments had been contractually agreed at the reporting date. The undiscounted amounts shown are gross amounts, unless the liabilities will be settled net. Amounts in foreign currency are translated at the closing rate at the reporting date. When a counterparty has a choice of when an amount is paid, the liability is allocated to the earliest possible time period.

	Carrying	Contractual	12 months			Maturing in
Dec. 31, 2016	amount	cash flows	or less	1 - 2 years	2 - 5 years	over 5 years
Assets used to manage liquidity risk
Cash and cash equivalents	$146,864	$146,864	$146,864	$-	$-	$-
Trade and other receivables	116,445	116,445	96,221	1,543	18,681	-
Non-hedge derivative asset	3,397	3,397	3,397	-	-	-
	$266,706	$266,706	$246,482	$1,543	$18,681	$-
Non-derivative financial liabilities
Trade and other payables, including embedded derivative	$(163,113)	$(163,113)	$(163,113)	$-	$-	$-
Other financial liabilities	(22,998)	(35,392)	(4,025)	(3,303)	(4,616)	(23,448)
Long-term debt, including prepayment option embedded derivative	(1,232,164)	(1,946,925)	(105,278)	(105,278)	(544,957)	(1,191,412)
Finance lease liabilities	(12,932)	(13,720)	(3,508)	(3,338)	(6,874)	-
	$(1,431,207)	$(2,159,150)	$(275,924)	$(111,919)	$(556,447)	$(1,214,860)
Derivative financial liabilities
Warrant liabilities	$(7,588)	$(7,588)	$-	$-	$(7,588)	$-
Gold option	(570)	(570)	-	-	(570)	-
Non-hedge derivative contracts	(10,681)	(10,681)	(10,681)	-	-	-
	$(18,839)	$(18,839)	$(10,681)	$-	$(8,158)	$-

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

						Maturing
	Carrying	Contractual	12 months or			in over 5
Dec. 31, 2015	amount	cash flows	less	1 - 2 years	2 - 5 years	years
Assets used to manage liquidity risk
Cash and cash equivalents	$53,852	$53,852	$53,852	$-	$-	$-
Trade and other receivables	145,154	145,154	120,043	9,547	15,564	-
Non-hedge derivative assets	16,512	16,512	16,512	-	-	-
	$215,518	$215,518	$190,407	$9,547	$15,564	$-
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	$(179,458)	$(179,458)	$(179,458)	$-	$-	$-
Other financial liabilities	(24,479)	(37,721)	(7,037)	(1,516)	(4,548)	(24,620)
Long-term debt, including prepayment option embedded derivative	(1,274,880)	(1,734,695)	(165,026)	(406,040)	(1,163,629)	-
Finance lease liabilities	(3,225)	(3,533)	(728)	(728)	(2,077)	-

	$(1,482,042)	$(1,955,407)	$(352,249)	$(408,284)	$(1,170,254)	$(24,620)
Derivative financial liabilities
Warrant liabilities	$(5,047)	$(5,047)	$-	$-	$(5,047)	$-
Gold option	(653)	(653)	-	-	(653)	-
Non-hedge derivative contracts	(4,426)	(4,426)	(4,426)	-	-	-
	$(10,126)	$(10,126)	$(4,426)	$-	$(5,700)	$-

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

29.	Commitments and contingencies

(a)	Operating lease commitments

The Group has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from one to eight years. There are no restrictions placed on the Group by entering into these leases. Future minimum lease payments under non-cancelable operating leases recognized in operating expenses at December 31 are:

	2016	2015
Within one year	$5,591	$5,454
After one year but not more than five years	12,606	13,151
More than five years	442	2,042

	$18,639	$20,647

Payments recognized in operating expenses:

	2016	2015
Minimum lease payments	$4,575	$4,953
Sub-lease payments received	-	(536)

	$4,575	$4,417

(b)	Capital commitments

As at December 31, 2016, the Group had outstanding capital commitments in Canada of approximately $534 primarily related to equipment on order, of which approximately $186 cannot be terminated by the Group; approximately $44,598 in Peru, related to ongoing sustaining capital, of which all can be terminated by the Group, and approximately $163,030, primarily related to its Rosemont project, of which approximately $77,889 cannot be terminated by the Group.

(c)	Contingent liabilities

Contingent liabilities

The Group is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Group's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. As a result of the assessment, no significant contingent liabilities have been recorded in these consolidated financial statements.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

As part of the streaming agreement with Silver Wheaton for the 777 mine, the Group must repay, with precious metals credits, the legal deposit provided by Silver Wheaton by August 1, 2052, the expiry date of the agreement. If the legal deposit is not fully repaid with precious metals credits related to 777 production by the expiry date, a cash payment for the remaining amount will be due at the expiry date of the agreement. As a result of changes in the remaining 777 mine reserves and lower precious metals prices, there is a possibility that an amount of Silver Wheaton’s legal deposit may not be repaid by means of 777 mine’s precious metals credits over its expected remaining mine life. Given that reserve estimates, production timing and precious metals prices are subject to uncertainty, management has concluded that a cash payment at the expiry of the agreement with Silver Wheaton is unlikely. As at December 31, 2016 the fair value of the cash payment is not material to the consolidated financial statements.

Contingent assets

There were no significant contingent assets at December 31, 2016 or December 31, 2015.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

30.	Related parties

(a)	Group companies

The financial statements include the financial statements of the Company and the following significant subsidiaries:

				Beneficial
				ownership of
				ultimate controlling
				party (HudBay
				Minerals Inc.)
			Entity's
Name	Jurisdiction	Business	Parent	2016	2015

Hudson Bay Mining and Smelting Co., Limited	Canada	Zinc and copper production	HMI	100%	100%
Hudson Bay Exploration and Development Company Limited	Canada	Exploration and development	HBMS	100%	100%
HudBay Marketing & Sales Inc.	Canada	Marketing and sales	HBMS	100%	100%
HudBay Peru Inc.	British Columbia	Holding company	HMI	100%	100%
HudBay Peru S.A.C.	Peru	Exploration/ development	Peru Inc.	100%	100%
HudBay (BVI) Inc.	British Virgin Islands	Precious metals sales	Peru Inc.	100%	100%
HudBay Arizona Corporation	Canada	Holding company	8988277 Canada Inc.	100%	100%
Rosemont Copper Company [1]	Arizona	Exploration/ development	HudBay Arizona (US) Holding Corporation	100%	100%

1 Rosemont Copper Company currently owns a 92.05% interest in the Rosemont project; its interest is subject to an earn-in agreement with United Copper & Moly LLC ("UCM"), pursuant to which UCM has earned a 7.95% interest in the project and may earn up to a 20% interest.

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(b)	Compensation of key management personnel

The Group’s key management includes members of the Board of Directors, the Group's Chief Executive Officer, the Group’s senior vice presidents and vice presidents.

Total compensation to key management personnel was as follows:

	2016	2015
Short-term employee benefits[1]	$8,470	$7,755
Post-employment benefits	594	1,050
Long-term share-based awards	5,479	3,350

	$14,543	$12,155

 1 Such as salaries and social security contributions, paid annual leave and paid sick leave, profit-sharing and bonuses (fully vested and payable in cash (2015) or share units (2016)) and non-monetary benefits (such as medical care, housing, cars and free or subsidized goods or services) for current employees.

31.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Year ended
	December 31,
	2016	2015
		Restated
		(note 4)
Change in:
Trade and other receivables	$68,270	$(55,586)
Other financial assets/liabilities	19,181	(11,494)
Inventories	2,653	(44,581)
Prepaid expenses and other current assets	3,646	(2,802)
Trade and other payables	(8,339)	55,539
Changes in taxes payable/receivable	3,666	14,077
Other	(1,871)	(1,309)

	$87,206	$(46,156)

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

(b)	Non-cash transactions:

During the year ended December 31, 2016, the Group entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

−

Remeasurements of the Group's decommissioning and restoration liabilities for the year ended December 31, 2016 led to a net increase in related property, plant and equipment assets of $24,956 mainly as a result of increased disturbance at Constancia and a revised closure plan for a Manitoba site, offset by increased discount rates. For the year ended December 31, 2015, such remeasurements led to increases in property, plant and equipment assets of $22,506 mainly as a result of the increased disturbance in Peru and the acquisition of New Britannia Mine and Mill (note 6).

−

Property, plant and equipment included an immaterial amount of additions which were not yet paid for as at December 31, 2016 and December 31, 2015. These purchases will be reflected in the consolidated statements of cash flows in the periods payments are made. Property, plant and equipment also included $12,932 of additions related to capital additions under finance lease (December 31, 2015 - nil).

32.	Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group's main mining operations are located in Manitoba and Saskatchewan (Canada) and Cusco (Peru) and are included in the Manitoba segment and Peru segment, respectively. The Manitoba and Peru segments generate the Group's revenue. The Manitoba segment sells copper concentrate (containing copper, gold and silver), zinc metal and other products. The Peru segment consists of the Group's Constancia operation and sells copper concentrate. The Group’s Arizona segment consists of the Group’s Rosemont project in Arizona. Corporate and other activities include the Group’s exploration activities in Chile as well as the former Balmat segment, which consisted of a zinc mine and concentrator that was on care and maintenance and was sold on November 2, 2015. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, the Group's President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Year ended December 31, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$512,671	$616,007	$-	$-	$1,128,678
Cost of sales
Mine operating costs	318,037	289,133	-	-	607,170
Depreciation and amortization	120,531	178,099	-	-	298,630
Gross profit	74,103	148,775	-	-	222,878
Selling and administrative expenses	-	-	-	37,774	37,774
Exploration and evaluation	1,228	1,262	-	2,252	4,742
Other operating expenses and income	5,490	7,790	618	(3,312)	10,586
Results from operating activities	$67,385	$139,723	$(618)	$(36,714)	$169,776
Finance income					(2,792)
Finance expenses					167,071
Other finance gains					(108)
Profit before tax					5,605
Tax expense					40,798
Loss for the year					$(35,193)

December 31, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$769,561	$2,720,441	$822,498	$144,056	$4,456,556
Total liabilities	528,326	876,056	158,236	1,130,726	2,693,344
Property, plant and equipment	606,348	2,452,917	800,542	6,016	3,865,823

Year ended December 31, 2016
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Additions to property, plant and equipment	$65,521	$125,489	$25,856	$19	$216,885

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Year ended December 31, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$499,568	$386,483	$-	$-	$886,051
Cost of sales
Mine operating costs	373,187	177,508	-	-	550,695
Depreciation and amortization	108,555	108,437	-	-	216,992
Gross profit	17,826	100,538	-	-	118,364
Selling and administrative expenses	-	-	-	30,937	30,937
Exploration and evaluation	6,866	1,510	-	1,050	9,426
Other operating expenses	1,983	6,415	3,372	(1,695)	10,075
Asset and goodwill impairment	19,916	264,442	149,024	-	433,382
Gain on disposition of subsidiary	-	-	-	(37,026)	(37,026)
Results from operating activities	$(10,939)	$(171,829)	$(152,396)	$6,734	$(328,430)
Finance income					(3,995)
Finance expenses					77,463
Other finance gains					(2,857)
Loss before tax					(399,041)
Tax recovery					(67,613)
Loss for the year					$(331,428)

December 31, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$765,159	$2,832,384	$783,487	$98,555	$4,479,585
Total liabilities	509,875	919,950	154,277	1,108,193	2,692,295
Property, plant and equipment	623,980	2,498,350	762,193	5,753	3,890,276

Year ended December 31, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Additions to property, plant and equipment	$93,131	$282,283	$49,082	$1,736	$426,232

HUDBAY MINERALS INC.
Notes to Consolidated Financial Statements
(in thousands of US dollars, except where otherwise noted)
Years ended December 31, 2016 and 2015

Geographical Segments

The following tables represent revenue information regarding the Group’s geographical segments for the years ended December 31:

	2016	2015
Revenue by customer location [1]
Canada	$372,439	$353,339
United States	146,419	77,673
Switzerland	256,377	264,468
Germany	39,703	94,114
China	139,200	108,388
Peru	68,964	-
Philippines	70,933	-
Other	34,643	44,287
	1,128,678	942,269
Pre-production revenue	-	(56,218)

	$1,128,678	$886,051

1 Presented based on the ultimate destination of the product if known. If the eventual destination of the product sold through traders is not known then revenue is allocated to the location of the customer's business office and not the ultimate destination of the product.

During the year ended December 31, 2016, five customers accounted for approximately 27%, 22%, 13%, 12%, and 6%, respectively, of total revenue during the year. Revenue from these customers has been presented in the Manitoba and Peru operating segments. During the year ended December 31, 2015, six customers accounted for approximately 20%, 19%, 12%, 11%, 10% and 8%, respectively, of total revenue during the year. Revenue from these customers has been presented in the Manitoba and Peru operating segment.

33.	Subsequent event

Amalgamation of HudBay Minerals Inc. and certain Manitoba subsidiaries

Effective January 1, 2017, HBMS and HBED amalgamated with HudBay Minerals Inc. As a result of the amalgamation, the name of the Company changed from “HudBay Minerals Inc.” to “Hudbay Minerals Inc.”.